AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1996
                                                      REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                 FLORIDA                                       3577                    59-2327-381
(State or Other Jurisdiction of Incorporation or   (Primary Standard Industrial     (I.R.S. Employer
              Organization)                         Classification Code Number)   Identification Number)

                             1810 N.E. 144TH STREET
                           NORTH MIAMI, FLORIDA 33181
                                 (305) 944-7710
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              SLAV STEIN, PRESIDENT
                   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                             1810 N.E. 144TH STREET
                           NORTH MIAMI, FLORIDA 33181
                                 (305) 944-7710
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                        COPIES OF ALL COMMUNICATIONS TO:

       PHILIP B. SCHWARTZ, ESQ.                        LESLIE CROLAND, ESQ.
 AKERMAN, SENTERFITT & EIDSON, P.A.          LUCIO, MANDLER, CROLAND, BRONSTEIN
         ONE S.E. 3RD AVENUE                             & GARBETT, P.A.
              28TH FLOOR                       701 BRICKELL AVENUE, SUITE 2000
      MIAMI, FLORIDA 33131-1704                       MIAMI, FLORIDA 33131
            (305) 374-5600                                (305) 579-0012

      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [X]

                         CALCULATION OF REGISTRATION FEE
============================================================================================================================
TITLE OF EACH CLASS OF SECURITIES TO BE  AMOUNT TO BE        PROPOSED MAXIMUM         PROPOSED AGGREGATE      AMOUNT OF
             REGISTERED                  REGISTERED     OFFERING PRICE PER SHARE (1)  OFFERING PRICE(1)    REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock,$.001(2)                      862,500                $5.00                  $4,312,500           $1,306.82
----------------------------------------------------------------------------------------------------------------------------
Underwriters' Common Stock Purchase         75,000                $.001                       $75                 (4)
Warrants(3)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001(5)                      75,000                $6.00                    $450,000             $136.86
----------------------------------------------------------------------------------------------------------------------------
                                                                                            TOTAL             $1,443.68
============================================================================================================================

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2)   Includes shares of Common Stock issuable in connection with the exercise of the Underwriters' over-allotment option.
(3)   To be issued to the Underwriters as set forth in the Prospectus comprising a portion of this Registration Statement.
(4)   No fee due pursuant to Rule 457(g).
(5)   Issuable upon the exercise of the Underwriters' Warrants, together with such indeterminate number of shares of
      Common Stock as may be issuable by reason of the antidilution provisions contained therein.

                                   ----------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.

ITEM NO.  CAPTION IN FORM SB-2                                     LOCATION OR CAPTION IN PROSPECTUS
--------  --------------------                                     ---------------------------------
1.   Front of Registration Statement and Outside Front
     Cover of Prospectus........................................   Outside Front Cover Page

2.   Inside Front and Outside Back Cover Pages of
     Prospectus.................................................   Inside Front and Outside Back Cover Pages

3.   Summary Information and Risk Factors.......................   Prospectus Summary; Risk Factors

4.   Use of Proceeds............................................   Use of Proceeds

5.   Determination of Offering Price............................   Outside Front Cover; Underwriting

6.   Dilution...................................................   Dilution

7.   Selling Security Holders...................................   Not Applicable

8.   Plan of Distribution.......................................   Outside Front Cover Page; Underwriting

9.   Legal Proceedings..........................................   Business - Litigation

10.  Directors, Executive Officers, Promoters, and Control
     Persons....................................................   Management

11.  Security Ownership of Certain Beneficial Owners and
     Management.................................................   Principal Shareholders; Certain Transactions

12.  Description of Securities..................................   Description of Capital Stock

13.  Interest of Named Experts and Counsel......................   Legal Matters; Experts

14.  Disclosure of Commission Position on Indemnification
     for Securities Act Liabilities.............................   Management - Indemnification; Underwriting

15.  Organization Within Last Five Years........................   Not Applicable

16.  Description of Business....................................   Prospectus Summary; Risk Factors; Management's Discussion
                                                                   and Analysis of Financial Condition and Results of Operation;
                                                                   Business; Management; Principal Shareholders

17.  Management's Discussion and Analysis or
     Plan of Operation..........................................   Management's Discussion and Analysis of Financial Condition
                                                                   and Results of Operation

ITEM NO.  CAPTION IN FORM SB-2                                     LOCATION OR CAPTION IN PROSPECTUS
--------  --------------------                                     ---------------------------------
18.  Description of Property....................................   Business - Property

19.  Certain Relationships and Related Transactions.............   Principal Shareholders; Certain Transactions

20.  Market for Common Equity and Related
     Stockholder Matters........................................   Outside Front Cover Page; Risk Factors; Dividends;
                                                                   Description of Capital Stock; Principal Shareholders

21.  Executive Compensation.....................................   Management - Executive Compensation and Employment
                                                                   Agreements

22.  Financial Statements.......................................   Financial Statements

23.  Changes In and Disagreements With Accountants on
     Accounting and Financial Disclosure........................   Not Applicable

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1996

PROSPECTUS

--------------------------------------------------------------------------------

                                 750,000 SHARES

[LOGO]                        ADVANCED ELECTRONIC
                             SUPPORT PRODUCTS, INC.
                                  COMMON STOCK

--------------------------------------------------------------------------------

         Advanced Electronic Support Products, Inc. (the "Company") hereby offers 750,000 shares of Common Stock, par value $.001 per share (the "Common Stock"). Prior to this offering (the "Offering"), there has not been a public market for the Common Stock. It is currently estimated that the initial public offering price will be $5.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company intends to apply for inclusion of its Common Stock on the Nasdaq SmallCap Market under the symbol "AESP."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

=======================================================================================================================
                                                                                 UNDERWRITING
                                                            PRICE TO PUBLIC     DISCOUNTS AND        PROCEEDS TO THE
                                                                                COMMISSIONS(1)         COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share.................................................     $5.00            $.50                 $4.50
-----------------------------------------------------------------------------------------------------------------------
Total(3)..................................................     $750,000         $375,000             $3,375,000
=======================================================================================================================

(1)      Does not include compensation to JW Charles Securities, Inc. and Corporate Securities Group, Inc. as the managing underwriters (the "Representatives") among the companies underwriting this Offering (the "Underwriters") in the form of
         (i) a 3% non-accountable expense allowance, (ii) Common Stock purchase warrants to purchase up to 75,000 shares of Common
         Stock exercisable at $6.00 per share (120% of the price to the public), and (iii) a financial advisory agreement for the
         Representatives to act as an investment banker for the Company for a period of two years for an aggregate fee of $48,000
         ($2,000 per month), payable at the closing of the Offering. In addition, the Company has agreed to indemnify the
         Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the
         "Securities Act"). See "Underwriting."
(2)      Before deducting expenses of the Offering payable by the Company, estimated at $__________, including the non-accountable expense allowance payable to the Underwriters.
(3)      The Company has granted the Underwriters a 45-day over-allotment option to purchase up to 112,500 additional shares of
         Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the
         Underwriters, the total Price to Public will be $__________, the total Underwriting Discounts and Commissions will be
         $__________ and the total Proceeds to the Company will be $__________.  See "Underwriting."

         The shares of Common Stock are offered by the Underwriters on a firm commitment basis, subject to prior sale, when, as and if accepted by them and subject to certain conditions. Delivery of the shares of Common Stock to the Underwriters is expected to be made at the offices of JW Charles Securities, Inc. and Corporate Securities Group, Inc., 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432, on or about __________, 1996.

                                  JWCHARLES/CSG

                 THE DATE OF THIS PROSPECTUS IS __________, 1996

                      [PHOTO TO BE PROVIDED WITH AMENDMENT]

         Following consummation of this Offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at its Chicago Regional Office at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511, and at its New York Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10007, and copies of such materials can be obtained from the Public Reference Section at prescribed rates. The Company intends to furnish its shareholders with annual reports containing financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                             ----------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES OF COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES TO THE COMPANY REFER TO THE COLLECTIVE OPERATIONS OF ADVANCED ELECTRONICS SUPPORT PRODUCTS, INC., A FLORIDA CORPORATION ("AESP"), AESP COMPUTERZUBEHOR GMBH ("AESP GERMANY") AND ADVANCED ELECTRONIC SUPPORT PRODUCTS COMPUTERTILLBEHOR I SWEDEN AKTIEBOLAG ("AESP SWEDEN").

         UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION CONTAINED IN THIS PROSPECTUS (I) HAS BEEN ADJUSTED TO REFLECT A FORWARD STOCK SPLIT, TO BE EFFECTED IMMEDIATELY PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART (THE "EFFECTIVE DATE"), IN WHICH THE 66 2/3 SHARES OF COMMON STOCK OUTSTANDING WILL BE CONVERTED INTO 812,500 SHARES OF COMMON STOCK, AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. ADDITIONALLY, IMMEDIATELY PRIOR TO THE EFFECTIVE DATE, (I) THE COMPANY WILL OPT OUT OF ITS STATUS AS AN S-CORPORATION FOR FEDERAL INCOME TAX PURPOSES, AND (II) THE PRINCIPAL SHAREHOLDERS OF THE COMPANY (SLAV STEIN AND ROMAN BRISKIN) WILL CONTRIBUTE THEIR STOCK INTERESTS IN AESP GERMANY AND AESP SWEDEN TO AESP FOR NO ADDITIONAL CONSIDERATION . SEE "BUSINESS" AND "CERTAIN TRANSACTIONS."

                                   THE COMPANY

         The Company designs, manufactures, markets and distributes computer connectivity and networking products nationally and internationally. The Company currently offers a broad range of products to its customers, including computer cables, connectors, installation products, data sharing devices, and fiber optic cables, as well as a complete selection of networking products, such as networking interface cards, hubs, transceivers, and repeaters for different networking topologies. The Company contracts with various manufacturers to manufacture and assemble the Company's products using designs and manufacturing specifications (including quality control) provided by the Company. For these designs and manufacturing specifications, the Company uses its own designs as well as standard industry designs. The Company also assembles a very small percentage of its products at the Company's North Miami Beach facility. The Company's manufacturers are located primarily in the Far East, allowing the Company to obtain competitive pricing for its products due to comparatively lower labor-related costs of production. The Company offers its products to a broad range of customers, including both original equipment manufacturers ("OEM") and retail customers (such as computer superstores and dealers, and mail order customers) in North America, Latin America, Eastern and Western Europe, and Japan.

         The Company was founded in 1983 and until 1990 primarily offered connectivity products for use with Apple computers. In 1991, the Company expanded its product base to include PC (i.e., non-Apple) connectivity and networking products which allowed customers to network computers, for example, with other computers as compared to connectivity products which connected computers with peripheral products, such as printers. Since 1993, the Company has achieved significant sales growth in the United States, and, through AESP Germany and AESP Sweden, significant sales growth in Europe. In 1995, the Company began warehousing products in Germany to accommodate its growing product line and to better service its expanding base of European customers, including those in Eastern Europe.

         The Company's growth strategy is to increase revenues and operating income by increasing its share of its existing markets and expanding into new markets. The Company intends to achieve this by continuing to increase the breadth of its product lines and by continuing to expand its marketing efforts to current and potential customers. The Company also intends to grow through acquisitions of other companies, assets and product lines that would complement or expand the Company's business. No material commitments or binding agreements have been entered into to date and there can be no assurance that any acquisitions will be consummated.

         The Company's headquarters and its primary warehouse facility are located at 1810 N.E. 144th Street, North Miami, Florida 33181. The Company's telephone number is (305) 944-7710.

                                  THE OFFERING

Common Stock Offered by the Company..................... 750,000 shares (1)
Common Stock to be outstanding after the Offering....... 1,562,500 shares (1)(2)
Proposed Nasdaq SmallCap Market symbol.................. "AESP"

-------------------------

(1) Excludes up to 112,500 shares of Common Stock issuable upon the exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Excludes (i) currently outstanding options to purchase 263,000 shares of Common Stock, (ii) 265,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, and (iii) shares of Common Stock issuable upon the conversion of Convertible Subordinated Promissory Notes held by the principal shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operation
        - Financial Condition, Liquidity and Capital Resources," "Management - Stock Option Plan," "Principal Shareholders," and "Certain Transactions."

                                 USE OF PROCEEDS

         The Company intends to use the net proceeds from this Offering (i) to temporarily repay all or a substantial portion of its $2.5 million revolving line of credit, (ii) to make a $200,000 pre-payment to Messrs. Stein and Briskin on the Convertible Subordinated Promissory Notes (see "Principal Shareholders" and "Certain Transactions" for a description of the terms of the notes), (iii) to open new sales offices, (iv) to increase research and development, and (v) for working capital and general corporate purposes. See "Use of Proceeds."

                                  RISK FACTORS

         An investment in the Common Stock offered hereby involves a high degree of risk. Investors should consider the information under the caption "Risk Factors" in this Prospectus.

                             SUMMARY FINANCIAL DATA

         THE FOLLOWING TABLE PRESENTS SELECTED HISTORICAL CONSOLIDATED DATA OF THE COMPANY FOR EACH OF THE YEARS IN THE TWO YEAR PERIOD ENDED DECEMBER 31, 1995 AND FOR EACH OF THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996. THE SUMMARY FINANCIAL DATA SET FORTH BELOW IS DERIVED FROM AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO AND THE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" CONTAINED ELSEWHERE IN THIS PROSPECTUS.

                                               YEARS ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                                        --------------------------------------         ------------------------------------
                                             1994                   1995                     1995                 1996
                                        ---------------        ---------------         ----------------      --------------
STATEMENT OF INCOME DATA:
Net sales........................            $8,797,001            $13,721,014               $4,858,520          $6,581,211
Gross profit.....................             3,891,858              5,213,494                1,997,873           2,603,363
Income from operations...........               898,158              1,261,563                  468,635             596,071
Other income (expenses), net.....                88,201                 73,911                  (39,540)            (15,775)
                                        ---------------        ---------------         ----------------      --------------
Income before pro forma income taxes            986,359              1,335,474                  429,095             580,296
Pro forma income taxes (1).......               347,534                483,680                  159,512             203,282
                                        ---------------        ---------------         ----------------      --------------
Pro forma net income (1).........              $638,825               $851,794                 $269,583            $377,014
                                        ===============        ===============         ================      ==============

PER SHARE DATA (1):
Pro forma net income per share...                  $.53                   $.71                     $.22                $.31
                                                   ====                   ====                     ====                ====
Weighted average
  shares outstanding (3).........             1,204,018              1,204,018                1,204,018           1,204,018
                                              =========              =========                =========           =========
Supplemental pro forma net income
  per share (4)..................                                         $.64                                         $.27
                                                                          ====                                         ====

                                                   JUNE 30, 1996
                                            -----------------------------
                                                ACTUAL     AS ADJUSTED(2)
                                            ----------     --------------
BALANCE SHEET DATA:
  Accounts receivable....................   $2,850,322         $2,850,322
  Inventories............................    3,169,897          3,169,897
  Working capital........................    3,405,667          6,205,667
  Total assets...........................    6,725,599          8,025,599
  Total current liabilities..............    2,924,755          1,424,755
  Long-term debt.........................            -          1,347,670
  Shareholders' equity...................    3,800,844          5,253,174

--------------------

(1) Includes pro forma adjustments as if the Company had been taxed as a C-corporation since January 1, 1994 (assuming an estimated effective tax rate of 39%). See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excludes the effect of an estimated distribution of approximately $186,000 to the principal shareholders of the Company representing the income taxes due from them (based upon the current status of the Company as an S-corporation for federal income tax purposes) on the Company's income for the six months ended June 30, 1996 and additional amounts required to pay taxes attributable to the Company's income between July 1, 1996 and the Effective Date.

(2) Adjusted for (i) the issuance to Messrs. Briskin and Stein, immediately prior to the Effective Date, of convertible subordinated promissory notes (the "Principal Shareholders' Notes") in the aggregate principal amount of $1,328,095 (plus additional amounts equal to 39% of the Company's undistributed net pre-tax income for periods after December 31, 1995), which are being issued for the purpose of reimbursing Messrs. Stein and Briskin for the lost tax benefits which otherwise would be available to them due to the conversion at the Effective Date of the Company from an S-corporation for federal income tax purposes to a C-corporation, and (ii) the sale of 750,000 shares at an offering price of $5.00 per share in the Offering and the application of the net proceeds therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Principal Shareholders" for information regarding the terms of the Principal Shareholders' Notes.

(3) Assumes conversion of the Principal Shareholders' Notes and options granted to Timothy E. Mahoney to purchase 23,000 shares of Common Stock exercisable at $4.00 per share. See "Management - Consulting Agreement with Timothy Mahoney." Other outstanding options priced at the public offering price or above are excluded from this computation because their impact would be antidilutive.

(4) Supplemental pro forma net income per share for the year ended December 31, 1995 and for the six months ended June 30, 1996 is based on the weighted average number of outstanding shares of Common Stock used in the computation of pro forma net income per share plus a portion of the shares being sold by the Company in the Offering to repay borrowings (including the $200,000 payment to be made to the principal shareholders with respect to the Principal Shareholder Notes, of $1,175,000 at December 31, 1995 (235,000 shares) and $1,700,000 at June
         30, 1996 (340,000 shares), respectively). The computation gives effect to elimination of interest costs associated with the borrowings, net of pro forma income taxes.

                                  RISK FACTORS

         AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION, AMONG OTHER ITEMS, TO THE FOLLOWING FACTORS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. THIS INVESTMENT IS NOT RECOMMENDED FOR THOSE WHO CANNOT BEAR THE RISKS DESCRIBED BELOW.

         RAPID TECHNOLOGICAL CHANGE. In general, the computer industry is characterized by rapidly changing technology. The Company must continuously update its existing products to keep them current with changing technology and must develop new products to take advantage of new technologies that could render existing products obsolete. These products must be compatible with the computers and other products with which they are used. The Company's future prospects are dependent in part on its ability to develop new products that address new technologies and achieve market acceptance. There can be no assurance that the Company will be successful in these efforts. If the Company were unable, due to resource constraints or technological or other reasons, to develop and introduce such products in a timely manner, this inability could have a material adverse effect on the Company's results of operations. In addition, due to the uncertainties associated with the evolving markets being addressed by the Company, there can be no assurance that the Company will be able to respond effectively to product demands, fluctuations, or to changing technologies or customer requirements and specifications.

         Although the computer connectivity and networking industry is not generally affected as much by rapidly changing technology as the computer industry as a whole, the Company is aware of and monitoring the development of universal interfaces and any potential effect such developments would have on the Company. In general, these interfaces would be used to facilitate the interaction between many different computers. Specifically, these universal interfaces would allow many different devices (such as, monitors, keyboards, modems and printers) which are currently connected by different connectors, to be connected using one universal interface for each device. It is possible that the different connectors which currently connect each of the devices will be replaced by such universal interfaces. Although the Company anticipates that the sales volume of these universal interfaces should be at a similar level to the aggregate sales volume for the connectors that they replace, it is possible that the profit margin associated with the new universal interfaces may be lower than the Company's current connectors. Although, in the short term, demand for these universal interfaces may create a new product for the Company, the Company cannot determine with any certainty how its other similar products will be affected or what the long-term effect will be on the Company's sales and operating results. No assurance can be given that the industry will agree on one or more of these universal interfaces or that such interfaces will be accepted by the market. See "Business - Products and Services."

         COMPUTER INDUSTRY CYCLICALITY. The computer industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers, distributors and retailers of computers and computer-related products. See "Business - The Computer Connectivity Industry and Competition." General economic downturns have traditionally had adverse effects upon the computer-related industry due to the restrictions on expenses for products of this industry during recessionary periods. There can be no assurance that the Company will be able to predict or respond to such cycles within the industry.

         DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND ASSEMBLY; ABSENCE OF SUPPLY AGREEMENTS. The Company is dependent on a number of manufacturers, both domestic and foreign, for the manufacture and assembly of its products pursuant to the Company's design specifications. Although the Company purchases its retail products from several different manufacturers, the Company often relies on an individual manufacturer to produce a particular line of OEM products. Although the Company has several different product lines, and despite the Company's efforts to minimize such reliance by having other manufacturers available should the need arise, these manufacturers are sometimes not under contractual obligations to supply the Company with these products and the loss of one or more manufacturers of OEM products may have a material adverse impact on the Company. While most of the retail products sold by the Company are available from multiple sources, there can be no assurance that the Company will be able to replace lost manufacturers of retail products with others offering products of the same quality, with timely delivery and/or similar terms. One manufacturer located in Hong Kong, supplies approximately 10 percent of the Company's products. No other manufacturer accounts for more than 10 percent of the Company's supplies. See "Business - Manufacturing and Suppliers."

         FOREIGN SUPPLIERS AND MANUFACTURERS. Most of the components utilized by the Company in the manufacture and assembly of its products are obtained from foreign countries and a majority of the Company's products are manufactured or assembled in foreign countries, such as South Korea, China and Taiwan. The risks of doing business with companies in these areas include potential adverse changes in the diplomatic relations of foreign countries with the United States, changes in the relative purchasing power of the United States dollar, hostility from local populations, changes in exchange controls and the instability of foreign governments, increases in tariffs or duties, changes in China's or other countries' most favored nation trading status, changes in trade treaties, strikes in air or sea transportation, and possible future United States legislation with respect to import quotas on products from foreign countries and anti-dumping legislation, any of which could result in delays in manufacturing, assembly and shipment and the inability of the Company to obtain supplies and finished products. Alternative sources of supply, manufacture or assembly may be more expensive. Although the Company has not encountered significant difficulties in its transactions with foreign suppliers and manufacturers in the past, there can be no assurance that the Company will not encounter such difficulties in the future. See "Business - Manufacturing and Suppliers."

         DEPENDENCE ON THIRD PARTIES FOR DISTRIBUTION. Substantially all of the Company's revenues are derived from the sale of its products through third parties. Domestically, the Company's products are sold to end users primarily through OEM customers, wholesale distributors, value added resellers ("VARs"), mail order companies, computer superstores and dealers. Internationally, the Company's products are sold through wholesale distributors and mail order companies, dealers, VARs, as well as OEM customers. Accordingly, the Company is dependent on the continued viability and financial stability of its resellers. The Company's resellers often offer products of several different companies, including, in many cases, products that are competitive with the Company's products. There can be no assurance that the Company's resellers will continue to purchase its products or provide them with adequate levels of support. The loss of, or a significant reduction in sales volume to, a significant number of the Company's resellers could have a material adverse effect on its results of operations. See "Business - Marketing and Sales."

         DEPENDENCE ON SIGNIFICANT CUSTOMERS. The Company's two largest customers accounted for approximately 16.5 percent and 12 percent of the Company's net sales for the year ended 1995 and three of the Company's customers accounted for approximately 16 percent, 12 percent, and 11 percent of the Company's net sales for the six months ended June 30, 1996. No other customer of the Company accounted for more than 10 percent of the Company's net sales for those same periods. The Company's top 10 customers accounted for approximately 90 percent of the Company's net sales for the year ended 1995 and approximately 50 percent of the Company's net sales for the six months ended June 30, 1996. The loss of one or more significant customers could have a material adverse effect on the Company's business and results of operations. See "Business - Customer Base."

         SIGNIFICANT INVENTORY; RISK OF PRODUCT RETURNS. Although the Company monitors its inventory on a regular basis, the Company needs to maintain a significant inventory in order to ensure prompt response to orders and to avoid backlogs. The Company may need to hold such inventory during periods of low sales activity. The capital necessary to hold such inventory restricts the funds available for other corporate purposes. The Company provides allowances for anticipated product returns, and believes its existing policy results in the establishment of allowances that are adequate. There can be no assurance that product returns will not increase in the future. See "Business - Manufacturing and Suppliers."

         FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly and annual operating results are impacted by many factors, including the timing of orders and the availability of inventory to meet customer requirements. A large portion of the Company's operating expenses are relatively fixed. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and upon its discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a large customer or a group of customers could have a material adverse impact on the Company's business, financial condition and results of operations. See "Business - Customer Base" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

         COMPETITION. The Company competes with many companies that manufacture, distribute and sell computer connectivity products. While these companies are largely fragmented, throughout different sectors of the computer connectivity industry, several of these companies have greater assets and possess greater financial and personnel resources than those of the Company. Some of these competitors also carry product lines which the Company does not carry and provide services which the Company does not provide. There can be no assurance that competitive pressure from these companies will not materially adversely affect the Company's business and financial condition. In the event that more competitors begin to carry products which the Company carries and price competition with respect to the Company's products significantly increases, competitive pressures could cause the Company to reduce the prices of its products, which would result in reduced profit margins. Prolonged price competition would have a material adverse effect on the Company's operating results and financial condition. A variety of other potential actions by the Company's competitors, including increased promotion and accelerated introduction of new or enhanced products, could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to compete successfully in the future. See "Business - The Computer Connectivity Industry and Competition."

         GROWTH STRATEGY AND RISKS RELATING TO FUTURE ACQUISITIONS. A key element of the Company's growth strategy involves growth through the acquisition of other companies, assets or product lines that would complement or expand the Company's business. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates and capital, and by restrictions contained in the Company's credit agreements, which restrictions include maintaining certain minimum ratios of assets versus liabilities and not permitting any indebtedness, guarantees or liens which would materially affect the Company's ability to repay its loan to the bank. In addition, acquisitions involve risks that could adversely affect the Company's operating results, including the assimilation of the operations and personnel of acquired companies, the possible amortization of acquired intangible assets and the potential loss of key employees of acquired companies. There can be no assurance that the Company will be able to consummate any acquisitions on suitable terms. No material commitments or binding agreements have been entered into to date and there can be no assurance that any acquisitions will be completed. See "Business - Company Strategy."

         CREDIT FACILITY RESTRICTIONS; FUTURE AVAILABILITY. The Company has a $2,500,000 credit facility with a financial institution. The agreement governing the line of credit contains covenants that impose limitations on the Company, and requires the Company to be in compliance with certain financial ratios. If the Company fails to make required payments, or if the Company fails to comply with the various covenants contained in its agreement, the lender may be able to accelerate the maturity of such indebtedness. As of October 1, 1996, the Company was in compliance with the required financial ratios and the Company believes that it is presently in compliance with all other covenants under this agreement. The receivables, inventory and all other assets of the Company are pledged to the lender to secure its revolving line of credit. The revolving line of credit agreement expires on July 26, 1997. To the extent that there is an increase in interest rates, or present borrowing arrangements are no longer available, the Company could be adversely impacted. See " Management's Discussion and Analysis of Financial Condition and Results of Operations."

         CONTROL BY PRINCIPAL SHAREHOLDERS. After the consummation of this Offering (without assuming the exercise of the Underwriters' over-allotment option), the current shareholders of the Company, Messrs. Stein and Briskin, will own 812,500 shares of the Common Stock of the Company, representing approximately 52 percent of the outstanding Common Stock (or 48.5 percent assuming the exercise of the Underwriters' over allotment option). This percentage does not include shares of Common Stock issuable upon the conversion of the Principal Shareholders' Notes held by Messrs. Stein and Briskin, nor an aggregate of 200,000 shares of Common Stock issuable to Messrs. Stein and Briskin upon the exercise of outstanding stock options. See "Principal Shareholders" and "Certain Transactions." Neither the Company's Articles of Incorporation or Bylaws provide for cumulative voting. As a result of their ownership of these securities, Messrs. Stein and Briskin will be able to control the Company after the Offering through the election of its Board of Directors.

         RELIANCE ON EXECUTIVE OFFICERS AND KEY EMPLOYEES. The continued success of the Company is dependent to a significant degree upon the services of Slav Stein and Roman Briskin and upon the Company's ability to attract and retain qualified personnel experienced in the various phases of the Company's business. The ability of the Company to operate successfully could be jeopardized if one or more of its executive officers were unavailable and capable successors were not found. Upon the completion of this Offering, the Company will enter into employment agreements with Messrs. Stein and Briskin. See "Management."

         EXERCISE OF UNDERWRITERS' WARRANTS. In connection with this Offering, the Company will sell to the Underwriters, for nominal consideration, warrants (the "Underwriters' Warrants") to purchase an aggregate of 75,000 shares of Common Stock. The Underwriters' Warrants will be exercisable commencing one year after the Effective Date and ending 5 years after such date at an exercise price equal to 120% of the public offering price ($6.00 per share). The holders of the Underwriters' Warrants will have the opportunity to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership. At any time when the holders of the Underwriters' Warrants might be expected to exercise them, the Company probably would be able to obtain additional equity capital on terms more favorable than those provided by the Underwriters' Warrants. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Underwriters' Warrants are outstanding. To the extent that any of the Underwriters' Warrants are exercised, the ownership interest of the Company's shareholders may be diluted. The Company also has granted registration rights with respect to the shares of Common Stock underlying the Underwriters' Warrants. See "Underwriting."

         SHARES ELIGIBLE FOR FUTURE SALE. The 812,500 shares of Common Stock held by the Company's principal shareholders (assuming no conversion of shares of Common Stock underlying the Principal Shareholders' Notes and no exercise of the Principal Shareholders' Options) are "restricted securities" as defined in Rule 144 under the Securities Act, and in the future may be sold in compliance with Rule 144. All of the Company's present shareholders have entered into written agreements not to sell, transfer, encumber, assign or otherwise dispose of any of their Common Stock for 24 months from the Effective Date without the prior written consent of the Representatives. Sales of Common Stock by the Company's present shareholders pursuant to Rule 144 or otherwise may, in the future, have a depressive effect on the price of the Common Stock should a market for the Common Stock develop and be sustained. See "Description of Capital Stock - Shares Eligible for Future Sale."

         NO DIVIDENDS. The Company does not intend to declare or pay cash dividends in the foreseeable future. Earnings, if any, are expected to be retained to finance the development and expansion of the Company's business. See "Dividend Policy."

         NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE. Prior to this Offering there has been no public market for the Common Stock. Accordingly, the offering price per share of Common Stock was determined in negotiations between the Company and the Underwriters. Concurrently with this Offering, the Company intends to apply to have the Common Stock authorized for quotation on the Nasdaq SmallCap Market. However, there can be no assurance that an active trading market for the Common Stock will develop or be sustained after this Offering or that the shares of Common Stock will be able to be resold at or above the public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market generally, and technology-related securities in particular, may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Underwriting."

         ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of the Company. See "Description of Capital Stock - Certain Provisions of the Articles and Bylaws" for a description of these provisions. In addition, the Board of Directors of the Company has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without stockholder approval. See "Description of Capital Stock - Preferred Stock." In addition, the executive officers of the Company (Messrs. Stein and Briskin) have provisions in their employment agreements requiring the Company to pay each $750,000 in the event of a change in control of the Company. See "Management - Employment Agreements." Furthermore, such payments which exceed a certain level of compensation may not be deductible by the Company for federal corporate income tax purposes. The ability to issue preferred stock and the change in control payments could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company, or otherwise could adversely affect the market price of the Common Stock.

         IMMEDIATE AND SUBSTANTIAL DILUTION. The purchase price of the Common Stock substantially exceeds the tangible book value of the Common Stock. Purchasers of Common Stock will therefore experience an immediate substantial dilution in the net tangible book value per share of the Common Stock after this Offering. See "Dilution."

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 750,000 shares of Common Stock (at an offering price of $5.00 per share) in the Offering are estimated to be approximately $3.0 million (after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $3.5 million if the Underwriters' over-allotment option is exercised in full.

         The Company intends to use the net proceeds (i) to temporarily repay all or a substantial portion of its $2.5 million revolving line of credit ($1.45 million outstanding as of October 1, 1996), (ii) to make a $200,000 pre-payment to Messrs. Stein and Briskin on the Principal Shareholders' Notes (see "Principal Shareholders" and "Certain Transactions" for a description of the terms of the Principal Shareholders' Note), (iii) to open new sales offices (approximately $400,000), (iv) to increase research and development (approximately $200,000), and (v) for working capital and general corporate purposes. Working capital includes, but is not limited to, costs for increasing inventory, costs for establishing additional warehouses, costs for implementing the international manufacturing standard "ISO 9000" (see "Business-Quality Control"), personnel costs for the expansion of the Company's existing products and expenses for distribution, salaries for marketing personnel as well as expenses for advertising and promotional materials, and general and administrative expenses. Proceeds received upon the exercise of the Underwriters' over-allotment option will be used for purposes set forth above.

         As noted above, upon completion of the Offering, the Company will temporarily utilize a portion of the proceeds allocated for working capital and general corporate purposes to repay revolving debt due to a financial institution. Funds will then be reborrowed as required for the uses set forth above. At present, the Company has a $2.5 million line of credit from a financial institution, which is due on July 26, 1997. Amounts borrowed under the facility accrue interest at the prime rate plus 1/2% per annum ($1.45 million of which was outstanding at October 1, 1996). See "Management's Discussion and Analysis of Financial Condition and Results of Operations." While the Company is currently in good standing under its revolving debt credit agreement, and therefore could reborrow today amounts paid with the proceeds of this Offering, there can be no assurance that the Company will be in good standing under its credit agreement at the time it seeks to reborrow such proceeds.

         The foregoing represents the Company's best estimate of the allocation of the net proceeds received from this Offering, based upon the current status of the Company's business operations, its current plans and current economic conditions. Future events, including the problems, delays, expenses and complications frequently encountered by companies of this size as well as changes in regulatory, political and competitive conditions affecting the Company's business and the success or lack thereof of the Company's expansion and marketing efforts, may make shifts in the allocation of funds necessary or desirable. The Company also reserves the right to allocate a portion of the net proceeds for acquisitions. No material commitments or binding agreements have been entered into to date.

         Funds not utilized to temporarily repay revolving credit debt will be invested in short-term interest bearing securities, government securities or money market funds pending their anticipated use as set forth above.

                                 DIVIDEND POLICY

         The Company does not intend to pay any cash dividends with respect to its Common Stock in the foreseeable future. Rather, the Company intends, after the consummation of the Offering, to retain its earnings, if any, for use in the operation of its business. Furthermore, the Company's ability to declare or pay dividends on its Common Stock is limited by the terms of its credit agreements with financial institutions and by terms of the underwriting agreement with the Underwriters. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources," "Description of Capital Stock - Dividends" and "Underwriting."

                                    DILUTION

         The net tangible book value of the Company as of June 30, 1996 was $2,253,174, or $2.77 per share, after giving effect to the $1,547,670 Principal Shareholders' Notes to be issued in connection with the dividend payable on account of the Company's conversion from an S corporation to a C corporation. Net tangible book value per share is equal to total tangible assets of the Company less total liabilities, divided by the total shares of Common Stock outstanding. After giving effect to the sale of 750,000 shares of Common Stock in this Offering and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $5,253,174 or $.3.36 per share, representing an immediate increase in net tangible book value of $.59 per share to existing shareholders and an immediate dilution in net tangible book value of $1.64 per share to purchasers of the Common Stock offered hereby. The following table illustrates the resulting dilution with respect to the Common Stock offered hereby:

Public offering price per share...............................            $5.00

    Net tangible book value per share before offering.........    $2.77

     Increase per share attributable to new investors.........      .59

Pro forma net tangible book value per share after offering....             3.36
                                                                           ----
Dilution of net tangible book value per share to new investors
  attributable to purchase of Common Stock by new investors...            $1.64
                                                                          =====

         The following table summarizes, as of the Effective Date, the total number of shares of Common Stock purchased from the Company, and the total consideration paid and the average price per share paid (at an initial public offering price of $5.00 per share and without giving effect to the underwriting discount and the expenses of this Offering), by existing shareholders and by the new investors who purchase shares of Common Stock pursuant to this Offering.

                                              SHARES PURCHASED                  TOTAL CONSIDERATION
                                        ----------------------------       -----------------------------        AVERAGE PRICE
                                           AMOUNT           PERCENT           AMOUNT            PERCENT           PER SHARE
                                        ------------       ---------       -------------       ---------        -------------
Existing Shareholders(1)(2)......         812,500             52%              $46,714              1%               $.06
New Investors....................         750,000(3)          48%           $3,750,000             99%              $5.00
                                        ------------       ---------       -------------       ---------
Total                                   1,562,500            100%           $3,796,714            100%
                                        ============       =========       =============       =========

--------------------

(1)      Excludes shares issuable upon (i) the conversion (at $4.00 per share) of the Principal Shareholders' Notes, (ii)
         the exercise (at $5.00 and $6.00 per share) of stock options to purchase an aggregate 200,000 shares presently owned by the Company's principal shareholders (the "Principal Shareholders' Options"), and (iii) the exercise
         (at $4.00 and $5.00) of options to purchase an aggregate 63,000 shares held by Timothy E. Mahoney.  See
         "Management's Discussion and Analysis of Financial Condition and Results of Operation - Financial Condition,
         Liquidity and Capital Resources,"  "Management," "Certain Transactions" and "Principal Shareholders."  Also
         excludes shares of Common Stock issuable upon the exercise of stock options which may be granted in the future under the Company's Stock Option Plan.  See "Management - Stock Option Plan."

(2)      Includes actual proceeds invested by the principal shareholders.

(3)      If the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock held by new investors will be 862,500.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at June 30, 1996, pro forma, and as adjusted at that date to give effect to (i) the issuance of 812,500 shares of Common Stock to Messrs. Briskin and Stein immediately prior to the Effective Date of the Principal Shareholders' Notes, and (ii) the sale of 750,000 shares at an offering price of $5.00 per share in the Offering and the application of the net proceeds therefrom. See "Certain Transactions" and "Principal Shareholders." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                         SIX MONTHS ENDED
                                                                                          JUNE 30, 1996
                                                                                         ----------------
                                                                                               PRO          AS AD-
                                                                                ACTUAL       FORMA (1)      JUSTED (6)
                                                                            ------------     ----------     ----------
                                                                                        (in thousands)
Debt:
       Notes Payable(2)...............................................        $1,636,271     $1,636,271     $  136,271
       Principal Shareholders' Notes(3)...............................                --      1,547,670      1,347,670
                                                                            ------------     ----------     ----------
          Total debt..................................................         1,636,271      3,183,941      1,483,941
                                                                            ------------     ----------     ----------

Shareholders' equity:
       Preferred stock, $.001 par value, 1,000,000 shares
        authorized; none issued.......................................                --                            --
       Common stock, $.001 par value, 20,000,000 shares authorized;
        812,500 shares outstanding; 1,562,500 shares outstanding, as
        adjusted(4)...................................................               813            813          1,563
       Additional paid-in capital.....................................            45,901      2,242,100      5,241,350
       Retained earnings..............................................         3,743,869              -              -
       Cumulative foreign currency translation adjustment.............            10,261         10,261         10,261
                                                                            ------------     ----------     ----------

     Total shareholders' equity(5)....................................         3,800,844      2,253,174      5,253,174
                                                                            ------------     ----------     ----------
       Total capitalization...........................................        $5,437,115      5,437.115     $6,737,115
                                                                            ============     ==========     ==========

--------------------
(1) Reflects that, immediately prior to the Effective Date, the Company will issue the Principal Shareholders' Notes as a future dividend distribution ($1,547,670 at June 30, 1996) and cumulative undistributed earnings applicable to the Company's S corporation status are reclassified to additional paid-in capital ($2,242,100 at June 30, 1996).

(2) For a description of the Company's revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operation - Financial Condition, Liquidity and Capital Resources."

(3) For a description of the terms of the Principal Shareholders' Notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Certain Transactions" and "Principal Shareholders."

(4) Excludes (i) an aggregate of 63,000 shares of Common Stock issuable to Timothy E. Mahoney, a consultant to the Company, upon the exercise of outstanding options, (ii) an aggregate 200,000 shares of Common Stock issuable to Messrs. Stein and Briskin upon the exercise of outstanding stock options, (iii) 265,000 shares reserved for issuance under the Company's Stock Option Plan, and (iv) shares of Common Stock issuable upon the conversion of the Principal Shareholders' Notes. See "Management
       - Stock Option Plan, "Management - Consulting Agreement with Timothy Mahoney," "Principal Shareholders" and "Certain Transactions." Also excludes 75,000 shares of Common Stock issuable upon the exercise of the Underwriters' Warrants. See "Underwriting."

(5) Excludes the effect of (i) an anticipated distribution of $186,000 to the Principal Shareholders of the Company representing the income taxes due from them (based upon the current status of the Company as an S corporation for federal income tax purposes) on the Company's income for the six-months ended June 30, 1996, and (ii) additional amounts required to pay taxes attributable to the Company's income between July 1, 1996 and the Effective Date.

(6) Includes 750,000 shares of Common Stock issued in this Offering, net of proceeds of $1,300,000 (after $1,700,000 repayment of debt).

                                       13

                         SELECTED FINANCIAL INFORMATION

         The selected financial information presented below for, and as of the end of, each of the years ended December 31, 1994 and 1995, and each of the six-month periods ended June 30, 1995 and 1996, is derived from the financial statements of the Company. The consolidated financial statements for each of the years ended December 31, 1994 and 1995 are financial statements which combine AESP, AESP Germany and AESP Sweden and have been audited by BDO Seidman LLP, independent certified public accountants, except for AESP Sweden which has been audited by another independent public accounting firm. The consolidated financial statements as of and for the six-month periods ended June 30, 1995 and 1996 have not been audited, but, in the opinion of management, such financial statements include all material adjustments (which were normal recurring adjustments) necessary for fair presentation. The following selected financial information should be read in conjunction with the Company's financial statements and related notes and with "Management's Discussion" which follows this Selected Financial Information Section.

                                                     YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                               ------------------------------------      ------------------------------------
                                                    1994                  1995                1995                 1996
                                               ---------------       --------------      ---------------      ---------------
INCOME STATEMENT DATA:

Net Sales...............................            $8,797,001          $13,721,014           $4,858,520           $6,581,211

Cost of sales...........................             4,905,143            8,507,520            2,860,647            3,977,848

Gross profit............................             3,891,858            5,213,494            1,997,873            2,603,363

Selling, general and administrative expenses         2,993,700            3,951,931            1,529,238            2,007,292

Income from operations..................               898,158            1,261,563              468,635              596,071

Other income (expenses), net............                88,201               73,911              (39,540)             (15,775)

Income before income taxes..............               986,359            1,335,474              429,095              580,296

Provision for income taxes..............                11,534               44,680               19,512               17,282
                                               ---------------       --------------      ---------------      ---------------
Net income..............................           $   974,825         $  1,290,794          $   409,583          $   563,014
                                               ===============       ==============      ===============      ===============
PRO FORMA NET INCOME:

Income before income taxes..............           $   986,359         $  1,335,474          $   429,095          $   580,296

Provision for income taxes(1)...........               347,534              483,680              159,512              203,282
                                               ---------------       --------------      ---------------      ---------------
Pro forma net income....................           $   638,825        $     851,794          $   269,583          $   377,014
                                               ===============       ==============      ===============      ===============
Pro forma net income per share..........                  $.53                 $.71                 $.22                 $.31

BALANCE SHEET DATA (AT END OF PERIOD):

Working capital.........................           $ 2,336,135        $   3,024,704          $ 2,422,887          $ 3,405,667

Accounts receivable, net of allowance for            1,579,693            3,015,018            1,553,227            2,850,322
  doubtful accounts.....................

Inventory...............................             1,871,697            3,197,950            2,568,909            3,169,897

Property and equipment (net)............                78,056              380,667              181,943              395,177

Total assets............................             3,915,114            6,903,030            4,502,945            6,725,599

Notes payable...........................               403,083            1,117,302              777,470            1,636,271

Total current liabilities...............             1,500,923            3,497,659            1,898,115            2,924,755

Total shareholders' equity..............             2,408,788            3,405,371            2,604,830            3,800,844

---------------
(1)  Reflects pro forma adjustments as if the Company had been taxed as a C corporation since the beginning of the applicable periods.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

GENERAL

     Operating revenues consist primarily of gross sales, net of allowances for returns and other adjustments. Costs of sales consist primarily of product costs (cost of manufacture or acquisition) and freight charges, among other costs.

     Operating revenues and gross profits depend in part on the volume, as well as the mix of components and finished products contained in the Company's inventory from time to time. A large portion of the Company's operating expenses are relatively fixed. Since the Company typically does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based upon the historic purchasing practices of its customers and upon discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operation.

     Commencing the first quarter of 1996, sales to one of the Company's largest customers (due to the customers' own business situation) began to decrease significantly from sales during previous quarters, in particular the fourth quarter of 1995. By the end of the second quarter of 1996 sales to this customer had all but ceased. No single new customer is expected to replace the sales to that customer during the third and fourth quarter 1996, during which time that customer accounted for the Company's largest sales for the corresponding periods in 1995. As of the Effective Date, the Company has begun to ship products to this customer again and, has also obtained new customers to diversify its customer base. While sales have continued to grow to other customers, the impact of the loss in sales to this customer will likely cause sales and gross profits for the 1996 fiscal year to be lower than they were during the 1995 fiscal year.

     The results described herein reflect the consolidated operations of AESP, AESP Sweden an AESP Germany.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Net sales for the six months ended June 30, 1996 increased by 35.5 percent to $6,581,211, up $1,722,691 from net sales of $4,858,520 for the six months ended June 30, 1995. This increase in sales reflects the Company's increased sales in retail markets. Gross profits as a percentage of gross sales
(i.e., total sales) decreased one percent from period to period to 40 percent in 1996. The Company believes that this level of gross margin is high for the computer networking and connectivity industry, and that as the Company grows and increases its sales volume, margins will drop somewhat due to price pressures to achieve increased sales.

     Selling, general and administrative ("SG&A") expenses as a percentage of net sales remained relatively flat from period to period. SG&A expenses were $2,007,292 (30.5 percent of net sales) for the six months ended June 30, 1996, compared with $1,529,238 (31.5 percent of net sales) for the same six months of 1995, as a result of increased costs associated with the development of the Company's business, primarily costs and expenses associated with hiring more sales personnel, and expanding advertising and marketing, throughout the Company and in particular for AESP Sweden.

     Income from operations increased by 27 percent to $596,071 for the six months ended June 30, 1996, up $127,436 from income from operations of $468,635 for the six months ended June 30, 1995. The increase in 1996 resulted from an increase in net sales and relatively stable gross profit margin due to an increase in retail sales, which have a higher profit margin than OEM sales.

     Income before taxes was $580,296 for the six months ended June 30, 1996, compared with $429,095 for the six months ended June 30, 1995. The increase of
35.2 percent results primarily from increased sales activity in 1996 and the other factors discussed above.

     Pro forma net income, which reflects the Company's net income had the Company been taxed as a C corporation, was $377,014 for the six months ended June 30, 1996, compared with $269,583 for the same period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net sales for 1995 increased by 56.0 percent to $13,721,014, up $4,924,013 from net sales of $8,797,001 in 1994. The increase in net sales during 1995 reflects increased sales in the OEM and retail markets. The Company believes that the growth of the computer industry will continue to present opportunities for the Company to grow, particularly by focusing on large catalog houses and OEM manufacturers. See "Business - Strategy."

     Gross profits as a percentage of net sales were 38.0 percent in 1995 compared with 44.2 percent in 1994. The decrease from 1994 to 1995 is the result of an increase of OEM sales in 1995 compared with 1994. OEM sales represent high volume sales with comparably lower overhead, but also have a lower gross profit margin when compared with retail sales.

     The Company believes that it must continue to balance OEM sales with retail sales. OEM sales have a comparably low gross profit margin with a relatively high volume of sales per customer, while retail sales have a comparably high gross profit margin with a relatively low volume of sales per customer. Retail sales consequently require more time and effort as well as high expenses (including overhead) to achieve a comparably higher gross profit margin. The overall mix of OEM and retail will determine the gross profit margin of the Company's sales.

     SG&A expenses as percentage of net sales were 28.8 percent in 1995 compared with 34.0 percent in 1994. The improvement in 1995 reflects the economies of scale associated with increased sales generally and with increased OEM sales as a percent of net sales. This improvement in SG&A expenses as a percentage of net sales was achieved even though salaries and commissions associated with increased sales increased in 1995 as compared with 1994. Overall, SG&A expenses in 1995 increased 32.0 percent to $3,951,931 compared with 1994. The increase in SG&A expenses was due in part to costs associated with the growth of the Company's business, upgrading computer systems, and an increase in sales and marketing personnel.

     Income from operations increased 40.5 percent to $1,261,563 in 1995 from income from operations of $898,158 in 1994. This increase resulted from increased sales and the benefits of economies of scale resulting in a decrease in SG&A expenses as a percentage of net sales.

     Net income for 1995 increased by 32.4 percent to $1,290,794, up $315,969 from net income of $974,825 in 1994. In general, net income increased in 1995 as a result of larger OEM sales. During 1995, the Company's OEM sales were approximately $6.1 million or approximately 44 percent of total sales, while during 1994, the Company's OEM sales were approximately $2.9 million, which represents approximately 32 percent of total sales.

     Pro forma net income, which reflects the Company's net income had it been taxed as a C corporation, was $851,794 in 1995 compared with $638,825 for 1994. The increase of the pro forma net income of 33.3 percent in 1995 occurred despite the increase in income taxes and was, again, a result of the growth in the Company's sales.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     Working capital was $3,405,667 at June 30, 1996, compared to $3,024,704 at December 31, 1995 and $2,336,135 at December 31, 1994. Accounts receivable were $2,850,322 at June 30, 1996, down from receivables of $3,015,018 at December 31, 1995 and $1,579,693 at December 31, 1994. The decrease in accounts receivable at June 30, 1996 as compared to December 31, 1995 reflects decreased sales to a large customer which had operational and financial problems during early 1996. The customer has since recovered and has begun to purchase products from the Company, but at a much lower volume than its previous purchases. The increase in accounts receivable from 1994 to 1995 reflects increased sales activity during 1995. Inventory was $3,169,897 at June 30, 1996, and $3,197,950 at December 31, 1995, up from inventory of $1,871,697 at December 31, 1994. This increase was attributable to purchases made during 1995 and 1996 to expand the Company's inventories to meet anticipated customer demand.

     The Company has a $2.5 million dollar revolving line of credit with an institutional lender. The loan will mature on July 26, 1997. Borrowings under this line bear interest at the rate of prime plus .5 percent per annum. Available borrowings under the line are based upon specific percentages of eligible accounts receivable and inventories. The line of credit is secured by a lien on the Company's accounts receivable, inventory and all other assets of the Company. As of October 1, 1996, approximately $1.45 million was outstanding under this credit facility. The line of credit is guaranteed by the Company's principal shareholders. Proceeds from this Offering will be used to pre-pay all or a significant portion of the outstanding debt under this credit facility. See "Use of Proceeds."

     In connection with this credit facility agreement, the Company is required to comply with certain affirmative and negative covenants, including limitations on further borrowings and dividend payments. Further, the Company is obligated to remain in compliance with certain financial ratios. As of October 1, 1996, the Company was in compliance with all financial ratios under this Agreement and the Company believes it is in compliance with all other covenants of this agreement.

     Since its inception, the Company has generally foregone the distribution of profits in an effort to grow the Company. As a result, Messrs. Stein and Briskin, the co-founders and principal shareholders of the Company have in the past personally paid taxes on profits that remained with the Company and were not distributed to them. In addition, Messrs. Stein and Briskin will personally pay taxes on undistributed profits of the Company for the period from January 1, 1996 to the Effective Date (for which the Company will reimburse such persons).

     In order to reimburse Messrs. Stein and Briskin for the loss of tax benefits associated with the previously taxed profits of the Company, the Company at the Effective Date will execute two Seven Year Convertible Subordinated Promissory Notes (the "Principal Shareholders' Notes") each in the amount of $664,048 (plus additional amounts equal to 39 percent of the Company's undistributed net pretax income for periods after December 31, 1995) in favor of Messrs. Stein and Briskin. The principal amount of the Principal Shareholders' Notes will be adjusted upward based upon the actual earnings of the Company during the period from January 1, 1996 to the Effective Date. The Principal Shareholders' Notes will bear interest at a rate of one-percent over the floating prime rate charged by Citibank, N.A. The holders of the notes have the right to convert the principal amount of the Notes at any time prior to maturity into shares of the Company's Common Stock based upon a conversion rate of $4.00 per share. In the event that the holders of the Principal Shareholders' Notes exercise the conversion rights, the shares of Common Stock issued upon conversion will be afforded one-time demand registration rights and certain piggyback registration rights.

         On July 15, 1996, the Company executed an Agreement and Plan of Merger among The Americas Growth Fund, Inc., a Maryland corporation ("AGF"), and its subsidiary AGF Merger Corporation, a Florida corporation, to effectuate a merger between the Company and AGF. On November 8, 1996 the parties to the Agreement and Plan of Merger entered into an agreement terminating the proposed merger. The Company incurred certain administrative, accounting and legal expenses aggregating approximately $100,000 in connection with the proposed merger which will be reflected in the Company's third quarter financial statements.

     The Company has entered into a loan agreement with US Advantage (the sole shareholders of which are Messrs. Stein and Briskin) in the principal amount of $120,000. The loan is evidenced by a demand promissory note with an interest rate of 8.5 percent per annum. As of October 1, 1996, $120,000 remained outstanding under the loan with $12,464 in accrued interest. The Company anticipates paying off this outstanding amount from available cash flow. See "Certain Transactions."

     The Company expects that its cash flow from operations, along with its currently available bank line of credit, will be sufficient to meet its financing requirements over the next twelve months. This is a projection, however, and no assurance can be given that the Company's cash flow from operations and from its available line of credit will be available to meet the Company's cash requirements over the next twelve months. See "Risk Factors" and "Use of Proceeds" for a discussion of certain important factors that could materially impact this projection.

     The Company's management does not believe that inflation has had a significant effect on the Company's operations during the last several years. The Company's management believes the Company has historically been able to pass on increased costs of production to the price charged for its products, however given the labor-intensive nature of its products and the fact that the majority of its production occurs in the Far East, no assurance can be given that the Company will continue to be able to pass on such increased costs in the future.

                                    BUSINESS

GENERAL

     The Company designs, manufactures, markets and distributes computer connectivity and networking products nationally and internationally. The Company currently offers a broad range of products to its customers, including computer cables, connectors, installation products, data sharing devices, and fiber optic cables, as well as a complete selection of networking products, such as networking interface cards, hubs, transceivers, and repeaters for different networking topologies. The Company contracts with various manufacturers to manufacture and assemble the Company's products using designs and manufacturing specifications (including quality control) provided by the Company. The Company's products are manufactured from its own designs as well as from standard industry designs. The Company also assembles a very small percentage of its products at the Company's North Miami Beach facility. The Company's manufacturers are located primarily in the Far East, allowing the Company to obtain competitive pricing for its products due to comparatively lower labor costs in the production of its products. The Company offers its products to a broad range of both original equipment manufacturers ("OEM") customers and retailers (such as computer superstores and dealers, and mail order customers) in North America, Latin America, Eastern and Western Europe, and Japan. The Company generally does not offer its products to end users.

HISTORY OF THE COMPANY

     Advanced Electronic Support Products, Inc. ("AESP") is a Florida corporation incorporated in 1983. The Company is headquartered in North Miami, Florida and has warehouse facilities in North Miami and South San Francisco, California. Through AESP Computerzubehor GmbH, a German company established in 1987 ("AESP Germany"), and Advanced Electronic Supports Products Computertillbehor i Sweden Aktiebolag, a Swedish company established in 1988 ("AESP Sweden"), both wholly owned by the two principals of AESP, AESP established sales offices and warehouses in Germany and Sweden.

     Until 1990, the Company primarily offered connectivity products for use with Apple computers. In 1991, the Company expanded its product base to include PC connectivity and general networking products. Since 1993, the Company has experienced significant sales growth in the United States, and, through AESP Germany and AESP Sweden, significant sales growth in Europe. In 1995, the Company began warehousing products in Germany to accommodate its growing product line and to better service its expanding base of European customers, including those in Eastern Europe. Immediately prior to the Effective Date, Slav Stein and Roman Briskin (the two principals of AESP Germany and AESP Sweden) shall contribute for no additional consideration their interest in AESP Germany and AESP Sweden to the Company resulting in AESP Germany and AESP Sweden becoming wholly-owned subsidiaries of the Company. See "Certain Transactions."

THE COMPUTER CONNECTIVITY INDUSTRY AND COMPETITION

     The growth of computer sales over the past five years has increased the need for components and devices which connect computers with computer peripherals and other computer-related equipment. Companies which currently service this growing computer connectivity market fall into three categories: manufacturers and distributors, retailers and catalog houses. Catalog houses sell directly to end-users by mass mailing catalogs. Retailers sell to end-users from retail stores. Often retailers of competitive products have multiple locations. Manufacturers and distributors , such as the Company, service both the retailers and catalog houses.

     Due to the high volume and labor intensive nature of manufacturing computer connectivity products, most of these products are manufactured outside the United States in such countries as Taiwan, the Peoples' Republic of China, Hong Kong, Malaysia and Korea.

     Currently, distributors of computer connectivity products range in size, with the largest companies reporting in the range of $50 million in annual net sales and the smaller distributors reporting little more than $1-3 million in annual net sales. These small distributors predominate the computer connectivity industry. While these distributors are largely fragmented throughout the different sectors of the computer connectivity industry, some of these distributors have greater assets and possess greater financial and personnel resources than those of the Company. With $13.7 million in gross revenues in 1995, the Company is among the group of distributors whose annual gross sales are between $50 million and $1-3 million. In general, the Company has competed with its competitors by providing quality products, competitive prices and a broad range of services. The Company seeks to adhere to this approach in competing with its competitors in the future. In particular, the Company plans to improve its competitive position within the industry by expanding its product lines and developing new products, entering new markets with competitive prices by enlarging its distribution networks, and broadening the services it provides to its customers. See "-Strategy."

PRODUCTS AND SERVICES

     The Company's products fall into four product lines: connectivity, networking, audio/video, and accessories. Connectivity products generally include cable assembles, adaptors, connectors, installation products, and data-sharing devices. Connectivity products can be characterized as products which connect a computer, for example, to other external hardware, such as a printer. Networking products include, for example, interface cards, hubs, transceivers, and repeaters for different networking topologies. Networking products can be described as products which connect a computer, for example, to another computer or to a network server. Audio/video products include connectivity-type products for multimedia applications. Accessories include tools, testers, and surge protectors. Audio/video products connect audio and video output to homes and businesses. Accessories are used across all three other product lines.

     Part of the Company's success to date has resulted from expanding the variety of the products it offers through its diversification into, and management of, these four product lines. By diversifying into these four product lines, the Company has expanded its product lines as well as the total number of its products allowing it to enter new markets and increase gross sales. An important element to the Company's success is product management which includes overseeing the production and assembly of the Company's products as well as keeping in touch with the types of products being produced by the industry as a whole.

     The Company is constantly upgrading its product lines in an effort to meet changing consumer demand. In the first quarter of 1996, the Company produced a new comprehensive, reference-style catalog, which includes over 1000 of the Company's products. During the same quarter, the Company also improved the packaging of its products. The Company is currently working with an outside advertising agency to improve the Company's brand name recognition. These improvements are anticipated to be reflected in the Company's product line by the spring of 1997.

     In addition to offering a large variety of products, the Company also offers numerous services to its customers. These services include, but are not limited to: stock rotation (where the customer can return unsold products for credit towards purchases of new products); price protection (where the customer is entitled to receive a lower price if another customer receives a lower price on the same product); enhanced packaging; custom packaging; technical support (where the customer receives advise from the Company on which product or design specification is appropriate for a particular situation); training (where the customer receives training from the Company on the different capabilities and applications of the Company's products); extended warranties; merchandising/display programs and quality control. These value-added services assist the Company's customers, providing what the Company believes is a competitive advantage.

MANUFACTURING AND SUPPLIERS

     All of the Company's products are manufactured according to the Company's design specifications. Specifically, those specifications are derived from the Company's designs or from standard industry designs, which the Company also employs. Products which the Company designs are custom designs where often the customer provides the specifications (usually with the Company's assistance). OEM products are generally custom designed. The Company also provides products such as bulk cable products, from standard industry designs where the Company is, for the most part, not involved in the design process. Retail products are generally derived from standard industry designs. The Company contracts with suppliers to manufacture its products using one of two methods. With the first method, the Company works with a primary manufacturer (a/k/a an assembler) in directing this manufacturer to various other manufacturers (with whom the Company also works) in order to obtain the numerous component parts for which the primary manufacturer uses in assembling a particular product or product line. With the second method, the Company works solely with a primary manufacturer of a product or product line and does not assist that manufacturer in identifying the various other manufacturers (a/k/a suppliers) for its component parts. Under either method, the primary manufacturer is responsible for assembling the product which assembly procedure following the Company's specifications is generally uniform throughout the various primary manufacturers for each product. For example, the assembly of molded cables consists of several uniform procedures which can be summarized as follows: (a) the cable is prepared by cutting, removing the PCV jacket and stripping the connectors, (b) the connectors on either end of the cable are then soldered to their respective connector type , (c) the soldered connectors are then molded using injection molding, (d) a shield is then placed on top of the first mold,
(e) a final mold is then applied along with a shield foil protecting the connectors, and (f) the cable is packaged and shipped. For a description of the Company's quality control procedures, see "-Quality Control" below. The above process can be modified depending upon the Company's final product specifications and requirements.

     The manufacturers used by the Company are located mainly in Taiwan, Korea and the Peoples Republic of China, although the Company also uses manufacturers in Europe and the United States.

     For the production of each specific type of retail product, the Company usually maintains an on-going relationship with several suppliers to guard against the possibility of problems with one supplier adversely impacting the Company's business. For the production of OEM products, the Company usually uses a single supplier for each product, with other factories providing competitive price quotes and being available to supply the same OEM product if a primary supplier fails to produce for reasons outside the Company's control. In an effort to produce defect-free products and maintain good working relationships with its suppliers, the Company keeps in contact with its suppliers, often inspecting the manufacturing facilities of the suppliers and implementing quality assurance programs in the supplier's factories. See "-Quality Control."

     Over the last five years, the Company has significantly expanded its supplier base. Presently, the Company works with approximately 35 suppliers both in and outside the United States. The Company has one supplier which supplied approximately 10 percent of the Company's products during 1995. No other source of supply accounted for more than 10 percent of the Company's products.

QUALITY CONTROL

     The goal of the Company's quality control program is to provide the Company's customers with defect-free products. Working with its primary manufacturers and often with the manufacturers of the component parts, the Company has instituted quality control measures at five stages throughout the manufacturing process. At the first stage, the Company works with its primary manufacturers to institute a general quality control check upon the entry of the various component parts into the primary manufacturers' factory. At the second stage, the primary manufacturer checks to ensure that the contacts which are being fitted with connectors check out. The third and fourth stages of quality control occur after each molding process, with the final product being subject to quality control upon shipment to the Company. The fifth and final stage of quality control occurs at one of the Company's distribution warehouses (North Miami, San Francisco, Germany and Sweden). At this final stage of quality control, the Company tests a certain percentage of each shipment of the products it receives to ensure the products meet the Company's quality standards. The Company is currently working with its suppliers and aims to have approximately 80% of its suppliers with the "ISO 9000" approval by the end of calendar year 1997. The ISO 9000 is an international manufacturing standard which is becoming more prevalent across numerous industries. Almost all of the Company's current suppliers are in the process of implementing ISO 9000 procedures.

DISTRIBUTION

     OEM sales are generally handled by salespersons located in the Company's headquarters in North Miami, Florida, with an additional warehouse in the San Francisco area to improve delivery times from the Pacific rim. OEM customers located in the Western half of the United States receive their product directly from the Company's South San Francisco warehouse, while customers located in the Eastern half of the United States receive their shipments from the North Miami warehouse. Retail sales are generally handled from the Company's headquarters in North Miami, Florida and from the German and Swedish offices and warehouses. Quality assurance points are located at all warehouse locations. The Company also maintains a limited production facility in North Miami for small OEM and custom cable orders.

CUSTOMER BASE

     The Company's customer base is divided into two areas: OEM and retail. OEM customers are manufacturers of computer-related equipment which use the Company's products as part of their finished products. Retail customers are local and regional resellers, value-added resellers and distributors, educational institutions and catalog houses. Catalog houses constitute a large share of the Company's domestic retail sales and also represent the most potential in the Company's efforts to expand its retail customer base. The retail mass merchandising market also represent a significant growth area for the Company. The Company does not sell directly to end-users. The Company's customers accounted for approximately 16.5 percent and 12 percent of the Company's net sales for the year ended 1995 and three of the Company's customers accounted for approximately 16 percent, 12 percent, and 11 percent of the Company's net sales for the six months ended June 30, 1996. No other customer of the Company accounted for more than 10 percent of the Company's net sales for those same periods. The Company's top 10 customers accounted for approximately 90 percent of the Company's net sales for the year ended 1995 and approximately 50 percent of the Company's net sales for the six months ended June 30, 1996.

MARKETING AND SALES

     The Company's marketing and sales efforts are directed by the Sales and Marketing Department. See "-Corporate Organization and Distribution." The marketing group is responsible for, among other things, publishing the Company's catalogs for each product line as well as the general Company catalog, assisting the sales group (described below) in preparing for sales shows, advertising the Company's products in industry publications, working with mail-order catalogs to prepare advertising space in such catalogs, and providing designs for packaging the Company's products. The sales group is responsible for, among other things, contacting potential customers with information and prices for the Company's products, following leads from trade shows, providing customer support and visiting customers on a regular basis. As discussed in the "Products" section above, the Sales and Marketing Department is currently working with an outside advertising agency to improve the Company's name brand recognition. For a discussion of potential new markets for the Company and how the Company anticipates entering such markets, see "-Strategy" below.

STRATEGY

     The Company's goals are to continue the steady growth rate which it has experienced since January 1990, and to become a brand recognized leader in the computer connectivity and networking industry. In order to achieve these two goals, the Company's strategy is to increase its retail and OEM customer base through internal growth and through growth by acquisition.

     The Company plans to increase its operating revenues and income by increasing its retail and OEM customer base in existing markets and expanding into new markets. In order to increase its national and international retail customer base, the Company intends to continue to increase its marketing with large catalog companies and to increase its product line and the size of its inventory as well as continue to expand its sales and marketing efforts by opening additional sales offices in Eastern and Western Europe and in Latin America. In an effort to expand its OEM customer base, the Company intends to seek to offer its products not only to OEM computer product manufacturers, but also to the manufacturers' in the medical, appliance, telecommunications, and cable TV industries.

     Another element of the Company's strategy to achieve its goals, is to grow by the acquisition of other companies, assets, and/or product lines that would compliment or expand the Company's existing business. The Company believes that there are many small distributors which would be interested in consolidating with the Company, allowing the Company to grow significantly. In general, the Company would look for companies and/or product lines with new designs, new technology, and advanced products, preferably in the high technology industries. In particular, the Company would be interested in companies and/or product lines in the telecommunications, cable audio/video, and computer markets. The Company believes that acquisitions will enable it to leverage its current level of operations and accelerate growth. The Company has no present understanding, agreement or arrangement with respect to any such material acquisition.

     As part of the Company's strategy to increase its retail and OEM customer base, the Company shall seek to continue to maintain the quality of its products as the volume of products manufactured by the Company increases. To this end the Company will continue to implement the international manufacturing standard ISO 9000 throughout the manufacturing and assembly process of its products. See "-Quality Control."

CORPORATE ORGANIZATION

     The Company is divided into five departments: (1) The Sales and Marketing Department, (2) the International Sales Department (including affiliated offices in Sweden and Germany), (3) the Purchasing Department, (4) the Operations Department (including the MIS, shipping, warehouse and quality control and production group), and (5) the Accounting Department. The Sales and Marketing Department covers sales in Latin America, the United States and Canada. Account Managers and Customer Service Representatives service this department from the North Miami headquarters. The International Sales Department covers sales in Eastern and Western Europe, with offices in Sweden and Germany servicing the European sector, and exclusive distributors in the Ukraine and Russia handling East European customers.

     The Sales and Marketing Department also includes product management, graphic arts and technical support services. The International Sales Department also receives support from the Sales and Marketing Department.

EMPLOYEES

     As of October 1, 1996, the Company employed 62 people at the following locations: Miami Office - 45; Sweden Office - seven ; and Germany Office - ten. Company wide - 11 employees work in administration/accounting, three employees work in purchasing, 27 employees work in sales and marketing, and 21 work in the Operations Department. None of the Company employees are covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

PROPERTIES

     The Company's executive offices are located in North Miami, Florida. All of the Company's properties are maintained on a regular basis and are adequate for the Company's present requirements. The Company may, in the future, consolidate its inventory into a single warehouse facility, if it is cost effective to do so and if required to support the Company's growth.

     The following table identifies the principal properties utilized by the Company. All properties are leased. RSB Holdings, Inc., a related party, owns the corporate headquarters, product assembly and central warehouse, and leases such properties to the Company. See "Certain Transactions."

                                                                                                      APPROXIMATE
FACILITY DESCRIPTION                                                   LOCATION                      SQUARE FOOTAGE
--------------------                                                   --------                      --------------
Corporate Headquarters, Product Assembly and Central Warehouse         North Miami, FL                  10,000

Warehouse                                                              North Miami, FL                  10,000

Warehouse                                                              San Francisco, CA                 5,000

Sales Office and Warehouse                                             Tierp, Sweden                     5,000

Sales Office and Warehouse                                             Sulzemoos, Germany                5,000

Bonded Warehouse                                                       Sulzemoos, Germany                6,000

LEGAL PROCEEDINGS

     As of the Effective Date, there are no material legal proceedings to which the Company is a party.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages are as follows:

NAME                        AGE      POSITION
----                        ---      --------
Slav Stein.............      52      President and a Director

Roman Briskin..........      47      Vice President, Secretary, Treasurer and a
                                     Director

----------

     The principal occupations for the past five years of each of the directors and executive officers of the Company are as follows:

     Mr. Stein has served as President and Director of the Company since January 1992. Prior to January 1992, Mr. Stein had served as Executive Vice President, General Manager and Director of the Company. Mr. Stein was a co- founder of the Company and has been employed by the Company since its formation. Mr. Stein is also a director and executive officer of RSB Holdings, Inc., a Florida corporation, since September 1994, Planet Corporation, a Florida corporation, since September 1991, and US Advantage Corporation, a Florida corporation, since October 1994. See "Certain Transactions."

     Mr. Briskin has served as Vice President, Secretary, Treasurer and Director of the Company since January 1992. Prior to January 1992, Mr. Briskin had served as Secretary and Treasurer of the Company. Mr. Briskin joined the Company in 1984. Mr. Briskin is also a director and executive officer of RSB Holdings, Inc., a Florida corporation, since September 1994, Planet Corporation, a Florida corporation, since September 1991, and US Advantage Corporation, a Florida corporation, since October 1994. See "Certain Transactions."

ADDITIONAL DIRECTORS

     The Company intends to add several additional members to its Board of Directors at least two of whom are expected to be independent of the Management. The Company intends to seek as members of the Board of Directors persons knowledgeable in the computer connectivity and networking industry or in the distribution business generally, and persons with experience with companies exercising significant growth.

COMMITTEES OF THE BOARD

     The Company has established an Audit Committee and a Nominating and Compensation Committee. The Audit Committee recommends the independent accountants appointed by the Board of Directors to audit the financial statements of the Company, which includes an inspection of the books and accounts of the Company, and reviews with such accountants the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report of the Company's internal accounting and auditing procedures.

     The Nominating and Compensation Committee reviews and approves the compensation of executive officers, evaluates possible director nominees and makes recommendations concerning such nominees to the Board of Directors and recommends to the Chairman and the Board the composition of the Board committees and nominees for officers of the Company.

DIRECTOR COMPENSATION

     The current members of the Board of Directors receive salaries from the Company in their capacities as executive officers of the Company and will receive no additional compensation for serving as directors of the Company. The Company anticipates that non-employee directors will be paid fees for attending Board meetings and may receive grants of stock options.

SUMMARY COMPENSATION TABLE

     The following table shows remuneration paid or accrued by the Company during the year ended December 31, 1995 and for each of the two preceding years, to the President and Vice President, the most highly compensated executive officers of the Company, for services in all capacities while they were employees of the Company:

                                                                     LONG-TERM COMPENSATION
                                                              -----------------------------------
                                                                        AWARDS
                                                              ---------------------
                                                              RESTRICTED                              ALL OTHER
        NAME AND                      SALARY       BONUS        STOCK       OPTION/                   COMPEN-
   PRINCIPAL POSITION      YEAR        ($)          ($)         AWARDS      SARS(#)      PAYMENTS     SATION (1)
-----------------------   -----      -------       -----      ----------    -------      --------     ----------
Slav Stein                 1995      $90,000         -             -           -             -            -
                           1994      $75,000         -             -           -             -            -
                           1993      $60,000         -             -           -             -            -

Roman Briskin              1995      $90,000         -             -           -             -            -
                           1994      $75,000         -             -           -             -            -
                           1993      $60,000         -             -           -             -            -

------------------------------------

(1) Does not include compensation paid to the executive to cover withholding taxes incurred as a result of the Company's status as an S corporation.

     No long-term compensation awards were made to management during the three years ended December 31, 1995. During 1996, Messrs. Stein and Briskin each received the following option grants: (i) seven-year options to purchase 50,000 shares at $5.00 per share; and (ii) seven-year options to purchase 50,000 shares at $6.00 per share.

EMPLOYMENT AGREEMENTS

     At the Effective Date, Messrs. Stein and Briskin will each enter into an employment agreement with the Company. The term of such employment agreements will (subject to earlier termination for cause) be for an initial period of five years and will thereafter continue for successive one year terms unless canceled by either party. During the term of such employment agreements, Messrs. Stein and Briskin will each receive a salary of $125,000 per year, which salary will increase annually by 10 percent of the prior year's salary plus the increase in the consumer price index, which annual increase may not, in any event, exceed 20 percent of the prior year's salary. In addition, Messrs. Stein and Briskin will each be entitled to receive an annual bonus equal to five percent of the Company's pre-tax net income in each fiscal year, provided that the annual bonus may not exceed 300 percent of the prior year's salary. The Company will provide each of Messrs. Stein and Briskin with an automobile allowance of $500 per month and a term life insurance policy in the amount of $1,000,000.

     For purposes of the employment agreements, a change in control is defined as an event that: (i) would be required to be reported in response to Item 6(e) of Schedule 14(a) of Regulation 14A under the Exchange Act; or (ii) causes a person other than Messrs. Stein and Briskin to beneficially own more than 30 percent of the Company's outstanding securities. In the event that during the term of such employment agreements there is a change of control of the Company which has not been approved by the Company's Board of Directors, Messrs. Stein and Briskin will have the option to terminate their employment with the Company within three months of the change of control and receive a lump sum payment of $750,000 each. In such event, all previously granted stock options would become automatically vested. If the Board of Directors approves a change of control, Messrs. Stein and Briskin may terminate their employment, but would only be entitled to receive a payment equal to the prior year's annual salary and to become automatically vested in a portion of their stock option equal to their percentage completion of the term of their employment agreement. As part of such employment agreements, each of Messrs. Stein and Briskin will agree not to compete against the Company for a 12-month period following the termination of his employment with the Company for any reason other than a change in control without the approval of the Board of Directors.

STOCK OPTION PLAN

         The Company has adopted the 1996 Stock Option Plan (the "1996 Plan"). Pursuant to the 1996 Plan options to acquire a maximum of 265,000 shares of Common Stock may be granted to executive officers, employees (including employees who are directors), independent contractors and consultants of the Company. No options have been granted to date under the 1996 Plan.

         The 1996 Plan is administered by the Nominating and Compensation Committee of the Board of Directors. The Nominating and Compensation Committee determines which persons will receive options and the number of options to be granted to such persons. The Nominating and Compensation Committee also interprets the provisions of the 1996 Plan and makes all other determinations that it may deem necessary or advisable for the administration of the 1996 Plan.

         Pursuant to the 1996 Plan, the Company may grant ISOs (Incentive Stock Options) and NQSOs (Non-Qualified Stock Options). The price at which the Company's Common Stock may be purchased upon the exercise of options granted under the 1996 Plan are required to be at least equal to the per share fair market value of the Common Stock on the date particular options are granted. Options granted under the 1996 Plan may have maximum terms of not more than 10 years and are not transferable, except by will or the laws of descent and distribution. None of the ISOs under the 1996 Plan may be granted to an individual owning more than 10 percent of the total combined voting power of all classes of stock issued by the Company unless the purchase price of the Common Stock under such option is at least 110 percent of the fair market value of the shares issuable on exercise of the option determined as of the date the option is granted, and such option is not exercisable more than five years after the grant date.

         Generally, options granted under the 1996 Plan may remain outstanding and may be exercised at any time up to three months after the person to whom such options were granted is no longer employed or retained by the Company or serving on the Company's Board of Directors.

         Pursuant to the 1996 Plan, unless otherwise determined by the Nominating and Compensation Committee, one-third of the options granted to an individual are exercisable upon grant, one-third are exercisable on the first anniversary of such grant and the final one-third are exercisable on the second anniversary of such grant. However, options granted under the 1996 Plan shall become immediately exercisable if the holder of such options is terminated by the Company or is no longer a director of the Company, as the case may be, subsequent to certain events which are deemed to be a "change in control" of the Company. A "change in control" of the Company generally is deemed to occur when:
(i) any person becomes the beneficial owner of or acquires voting control with respect to more than 20 percent of the Common Stock (or 35 percent if such person is a holder of Common Stock on the Effective Date); (ii) a change occurs in the composition of a majority of the Company's Board of Directors during a two-year period, provided that a change with respect to a member of the Company's Board of Directors shall be deemed not to have occurred if the appointment of a member of the Company's Board of Directors is approved by a vote of at least 75 percent of the individuals who constitute the then existing Board of Directors; or (iii) the Company's stockholders approve the sale of all of the Company's assets.

         ISOs granted under the 1996 Plan are subject to the restriction that the aggregate fair market value (determined as of the date of grant) of options which first become exercisable in any calendar year cannot exceed $100,000.

         The 1996 Plan provides for appropriate adjustments in the number and type of shares covered by the 1996 Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

CONSULTING AGREEMENT WITH TIMOTHY MAHONEY

         Timothy E. Mahoney has served as a consultant to the Company since January 1996. The Company has entered into a Consulting Agreement with Mr. Mahoney whereby the Company has agreed to compensate Mr. Mahoney for his services to the Company. The term of such Consulting Agreement has recently been amended to provide for a period of two years, effective January 1, 1997, which term is noncancelable during the first year but may be terminated during the second year by either party upon 90 days prior written notice. Mr. Mahoney will be responsible for performing such consulting and advisory services pertaining to the Company's business as the Company shall from time to time request including, without limitation, the development of the Company's OEM and retail business, development of a strategy to increase revenue and brand awareness among customers, personnel recruitment, identification of potential acquisition targets, and introductions to potential customers. As consideration for the performance of such services, Mr. Mahoney will be paid an aggregate of $125,000 during the term of his Consulting Agreement. He has also been granted seven-year options to purchase 23,000 shares of Common Stock exercisable at $4.00 per share and 40,000 shares of Common Stock exercisable at $5.00 per share (collectively, the "Mahoney Options"). The Mahoney Options are presently exercisable.

INDEMNIFICATION

         Pursuant to the Company's Articles of Incorporation and By-laws, officers and directors of the Company shall be indemnified by the Company to the fullest extent allowed under Florida law for claims brought against them in their capacities as officers and directors. Indemnification is allowed if the officer or director acts in good faith and, in the case of conduct in his official capacity, in a manner reasonably believed to be in the best interests of the Company, or in all other cases, with a reasonable belief that his conduct was at least not opposed to the Company's best interests. In the case of criminal proceedings, an officer or director should have no reasonable cause to believe his conduct was unlawful. Accordingly, it is possible that indemnification may occur for liabilities arising under the Securities Act. The Underwriting Agreement also contains provisions under which the Company and the Underwriters have agreed to indemnify each other (including officers and directors) against certain liabilities under the Securities Act. See "Underwriting." Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

         As of July 15, 1996, the Company entered into a five year lease with RSB Holdings, Inc., a Florida corporation ("RSB Holdings"), pursuant to which the Company leases its corporate headquarters and warehouse in North Miami, Florida. The Company makes annual payments under such lease in the amount of approximately $43,200. Messrs. Stein and Briskin each own 50 percent of the issued and outstanding common stock of RSB Holdings, and are its sole officers and directors. See "Business - Properties."

         Immediately prior to the Effective Date, Messrs. Stein and Briskin, who currently own all of the outstanding stock of AESP Germany and AESP Sweden will contribute their interests in said corporations immediately prior to the Effective Date, to the Company for no additional consideration. See "Business - History of the Company."

         The Company will issue the Principal Shareholders' Notes, each in the amount of $664,048 (plus additional amounts equal to 39 percent of the Company's net pretax income for periods after December 31, 1995). The Principal Shareholders' Notes will bear interest at a rate of one (1) percent over the prime rate payable monthly. Principal and accrued but unpaid interest will be due seven (7) years from the Effective Date. The Principal Shareholders' Notes will be convertible into Common Stock of the Company at a conversion price of $4.00 per share. The Principal Shareholders' Notes will be also subordinate to all institutional senior debt of the Company.

         The Company sells certain of its computer connectivity products to Planet Corporation, a Florida corporation ("Planet Corporation"), of which Messrs. Stein and Briskin each own 25 percent of the issued and outstanding capital stock. Planet Corporation sells the products it purchases from the Company outside the United States to unaffiliated third parties in Russia and the Ukraine, on terms which in general were no more or less favorable than those terms offered to third parties. The Company sold approximately $170,000 of products to Planet Corporation in 1995, and for the six months ended June 30, 1996, have not sold any of its products to Planet Corporation.

         US Advantage Corporation, a Florida corporation ("US Advantage") loaned to the Company pursuant to a Demand Promissory Note $120,000 in July 1995 at an interest rate of 8.5 percent. The loan amount may be prepaid at any time prior to maturity without penalty. As of October 1, 1996, $12,464 in interest had accrued under the note. Messrs. Stein and Briskin each own 50 percent of the issued and outstanding capital stock of US Advantage.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock (excluding shares subject to options) as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered by this Prospectus, by (a) each of the Company's directors, (b) all executive officers and directors of the Company as a group, and (c) all persons known by the Company to beneficially own 5% or more of the Company's Common Stock.

                                                         SHARES BENEFICIALLY OWNED        SHARES BENEFICIALLY OWNED
                                                           PRIOR TO THE OFFERING            AFTER THE OFFERING(1)
                                                         -------------------------        -------------------------
NAME OF BENEFICIAL OWNER(2)                               SHARES         PERCENT           SHARES         PERCENT
---------------------------                               ------         -------           ------         -------
Slav Stein(3)                                            406,250             50%          406,250             26.0%
Roman Briskin(4)                                         406,250             50%          406,250             26.0%
All directors and executive officers as
a group (2 persons)                                      812,500            100%          812,500             52.0%

-------------------

(1) Excludes shares of Common Stock issuable (i) upon the exercise of the Principal Shareholders' Notes and (ii) upon the exercise of outstanding options to purchase 263,000 shares of common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Financial Condition, Liquidity and Capital Resources" and "Certain Transactions."

(2) Each person named in the table has the sole voting and investment power with respect to the shares beneficially owned. The address for each named person is care of the Company.

(3) Excludes (i) 141,012 shares (based on the principal amount of the note at December 31, 1995 and after payment of a portion of the notes from the proceeds of this Offering) issuable upon the conversion of Mr. Stein's Principal Shareholders' Note, (ii) seven-year options to purchase 50,000 shares of Common Stock at $5.00 per share, and (iii) seven-year options to purchase 50,000 shares of Common Stock at $6.00 per share.

(4) Excludes (i) 141,012 shares (based on the principal amount of the note at December 31, 1995 and after payment of a portion of the notes from the proceeds of this Offering) issuable upon the conversion of Mr. Briskin's Principal Shareholders' Note, (ii) seven-year options to purchase 50,000 shares of Common Stock at $5.00 per share, and (iii) seven-year options to purchase 50,000 shares of Common Stock at $6.00 per share.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). None of the Preferred Stock is outstanding.

COMMON STOCK

         The Company has 20,000,000 shares of authorized Common Stock, par value $.001 per share, of which 812,500 shares are issued and outstanding (1,562,500 shares after completion of this Offering). Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company, (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto, and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future, including voting, dividend, and liquidation rights.

         The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

OPTIONS AND CONVERTIBLE SECURITIES PRESENTLY OUTSTANDING

         Upon the Effective Date, the following options and convertible securities will be outstanding: (i) options to purchase an aggregate 63,000 shares of Common Stock held by a consultant to the Company; (ii) options to purchase an aggregate of 200,000 shares of Common Stock held by the Company's principal shareholders; and (iii) an aggregate of 336,918 shares of Common Stock (based upon the principal amount of the note after payment of a part thereof from the proceeds of the Offering as of June 30, 1996) issuable upon the conversion of the Principal Shareholders' Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity and Capital Resources," "Management," "Certain Transactions" and "Principal Shareholders."

PREFERRED STOCK

         The Company's Board of Directors has the authority to issue 1,000,000 shares of Preferred Stock, $.001 par value, none of which is issued and outstanding, in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. The Company has no present plans to issue shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS

GENERAL. A number of provisions of the Articles of Incorporation ("Articles") and Bylaws ("Bylaws") of the Company concern matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the Board to issue Preferred Stock without further shareholder action, also could delay or frustrate the removal of incumbent Directors or the assumption of control by shareholders, even if such removal or assumption would be beneficial to shareholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of shareholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its shareholders.

MEETINGS OF SHAREHOLDERS. The Bylaws provide that a special meeting of shareholders may be called only by the Board of Directors unless otherwise required by law. The Company's Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a shareholder wishes to propose for consideration at an annual meeting of shareholders.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT. The Articles provide that any action required or permitted to be taken by the shareholders of the Company at an annual or special meeting of shareholders must be effected at a duly called meeting and may not be taken or effected by a written consent of shareholders in lieu thereof.

INDEMNIFICATION AND LIMITATION OF LIABILITY. The Bylaws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Florida law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right possessed or hereafter acquired under any bylaw, agreement, vote of shareholders or otherwise. The Articles contain a provision permitted by Florida law that generally eliminates the personal liability of directors for monetary damages unless the director has breached his or her fiduciary duty and such breach constitutes or includes certain violations of criminal law, a transaction from which the director derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or wilful acts or misconduct. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

AMENDMENT OF THE ARTICLES. The Articles provide that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by the holders of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal; provided however, that the affirmative vote of 80% of the total votes eligible to be cast by holders of voting stock, voting together as a single class, is required to amend provisions relating to the establishment of the Board of Directors and amendments to the Articles.

AMENDMENT OF BYLAWS. The Articles provide that the Bylaws may be amended or repealed by the Board of Directors or by the shareholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the shareholders requires the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of shareholders or a special meeting called for such purposes, unless the Board of Directors recommends that the shareholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Shares Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

SHARES ELIGIBLE FOR FUTURE SALE

         After completion of this Offering, the Company will have 1,562,500 shares of Common Stock outstanding (1,675,000 if the Underwriters' over-allotment option is exercised in full). All of these shares of Common Stock offered hereby, will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144, described below.

         In general, under Rule 144 under the Securities Act as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

         The Company, its executive officers, directors and Principal Shareholders have agreed that for a period of two (2) years from the date of this Prospectus, they will not, without the prior written consent of JW Charles Financial Securities, Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock. See "Underwriting." The above-referenced shares of Common Stock outstanding do not include an aggregate 263,000 shares of Common Stock issuable upon the exercise of outstanding options, nor the 336,918 shares of Common Stock (based upon the principal amount of the notes at June 30, 1996) issuable upon the conversion of the Principal Shareholders' Notes. There are also 265,000 shares of Common Stock reserved to be granted pursuant to the Company's Stock Option Plan. See " Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources," "Management," "Certain Transactions" and "Principal Shareholders."

         Finally, in connection with the Offering, the Company will issue a warrant to the Representative to purchase 75,000 shares. The Company has agreed to register these shares of Common Stock in the Registration Statement of this Prospectus forms a part. See "Underwriting."

         Prior to this Offering, there has been no market for the shares of Common Stock and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices for the shares of Common Stock and/or may impair the Company's ability to raise equity capital in the future.

TRANSFER AGENT

         The transfer agent for the Common Stock is Continental Stock Transfer & Trust Co., New York, New York.

                                  UNDERWRITING

         The underwriters named below (the "Underwriters") for whom JW Charles Securities, Inc. and Corporate Securities Group, Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of Shares of Common Stock set forth opposite their names below:

                                                                  NUMBER OF
   UNDERWRITERS                                                    SHARES
   ------------                                                   ----------
   JW Charles Securities, Inc. ......................
   Corporate Securities Group, Inc. .................
                                                                  ----------
   Total                                                            750,000
                                                                    =======

         The Underwriters are committed to purchase and pay for all of the shares of Common Stock offered hereby if any shares of Common Stock are purchased. The shares of Common Stock subject to this Offering are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and to various other conditions.

         The Underwriters have advised the Company that the Underwriters propose to offer the shares of Common Stock subject to this Offering to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain dealers who are members of the NASD a concession not in excess of $_____ per share of Common Stock and such dealers may reallow a concession not in excess of $______ per share of Common Stock to certain other dealers who are members of the NASD.

         The Company has granted to the Representatives an option, exercisable for 45 days from the date of this Prospectus, to purchase up to 112,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Representatives may exercise this option on one occasion, in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.

         The Representatives have informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

         Prior to this Offering, there has been no public trading market for any securities of the Company. As a result, the public offering price of the Common Stock offered hereby has been determined by negotiations among the Company and the Representatives. Among the factors considered in determining the public offering price of the Common Stock offered hereby were the Company's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the securities market. These prices do not necessarily bear any relationship to the Company's assets, book value, earnings or other established criterion of value.

         The use of "JWCharles/CSG" on the cover page of this Prospectus is a stylized reference to both JW Charles Securities, Inc. and Corporate Securities Group, Inc. in their respective individual capacities and not as a joint entity. JW Charles Securities, Inc. and Corporate Securities Group, Inc. are affiliated corporations which have separate operations, but who share a common parent company.

         The Company has agreed to pay to the Representatives a non-accountable expense allowance of three percent of the gross proceeds of this Offering, of which $50,000 has been paid to date. The Company also has agreed to pay all expenses in connection with registering or qualifying the shares of Common Stock offered hereby for sale under the laws of the states in which such shares of Common Stock are sold by the Underwriters (including expenses of counsel retained for such purpose by the Underwriters, expenses associated with informational meetings, and the expense of all pre- and post-closing advertisements relating to this Offering.

         The Company has agreed to sell to the Representatives for an aggregate price of $75 ($.001 per warrant), non-callable warrants (the "Representatives' Warrants") entitling the Representatives to purchase from the Company 75,000 (10 percent of the shares sold) shares of Common Stock at an exercise price of 120% of the public offering price ($6.00 per share). The Representatives' Warrants may not be transferred or exercised for one year from the date of this Prospectus, except to officers and partners of the Underwriters or members of the underwriting or selling group, if any, and are exercisable during the four-year period commencing one year from the date of this Prospectus (the "Warrant Exercise Term").

         During the Warrant Exercise Term, the holders of the Representatives' Warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock. To the extent that the Representatives' Warrants are exercised, dilution to the percentage ownership of the Company's shareholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Representatives' Warrants may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional equity capital on terms more favorable to the Company than those provided in the Representatives' Warrants. Any profit realized by the Representatives on sale of the Representatives' Warrants or the underlying securities may be deemed additional underwriting compensation. The Company has further agreed to place an indeterminable number of shares of Common Stock, underlying the exercise of the Representatives' Warrants, including additional shares of Common Stock issuable in the event any of the anti-dilution provisions set forth in the instruments evidencing such Representatives' Warrants are triggered. Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Representatives' Warrants, to register the Representatives' Warrants, and the underlying shares of Common Stock, under the Securities Act on two occasions during the Warrant Exercise Term; one such occasion shall be at the Company's expense. The Company has also agreed to include such Representatives' Warrants and underlying shares of Common Stock in any appropriate registration statement filed by the Company for five years from the date of this Prospectus. See "Description of Capital Stock Future Sales of Common Stock."

         Messrs. Stein and Briskin have each agreed not to sell or otherwise dispose of any shares of Common Stock that they beneficially own for a period of 24 months from the date of this Prospectus without the prior written consent of the Representatives. See "Principal Shareholders" and "Description of Capital Stock - Future Sales of Common Stock."

         The Company has agreed to enter into a financial advisory agreement with the Representatives for them to offer financial consulting services to the Company for a period of two years commencing on the closing date of the Offering for a fee of $2,000 per month, which amount shall be prepaid in full at the closing of the Offering. Such consulting services are to include evaluating the Company's capital requirements for future growth and expansion, advising the Company as to alternative methods and sources of financing and advising management of the Company regarding potential business opportunities. If the Representatives originate a financing or a merger, acquisition, joint venture, or other transaction to which the Company is a party, the Representatives will be entitled to receive a finder's fee in consideration for origination of such transaction. For a period of two years commencing on the closing date of the Offering, the Representatives will have the right of first refusal to act as underwriter or agent for any and all public or private offerings of the securities of the Company, including any secondary offerings of the Company's securities by the Company or its affiliates.

         The Representatives have the right, for a period of five years following the completion of this Offering or until the Representatives' Warrants have been exercised in full, whichever comes first, to designate a nominee for election to the Board or, in lieu thereof, to have a representative attend all Board meetings of the Company. Any such nominee may be a director, officer, partner, employee or affiliate of the Representatives. The Company (and its current directors, officers, and existing shareholders) have agreed to support any such nominee designated by the Representatives. The Representatives have advised the Company that they have not presently identified a designee to nominate for election to the Board.

         The Company has agreed that, for a period of two years from the closing of the Offering, without the consent of the Representatives, it shall not redeem any of its securities or pay any dividends, or make any other cash distributions in respect of its securities, in excess of the amount of the Company's current or retained earnings recognized from and after the closing date. See "Dividend Policy."

         For a period of four years following the completion of this Offering, the officers and directors of the Company have agreed to effect any permitted sales of their shares of Common Stock through the Representatives provided that the price and terms of execution offered by the Representatives are at least as favorable as those that may be obtained from other brokerage firms.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

         The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the form of Underwriting Agreement filed as an exhibit to the Company's Registration Statement of which this Prospectus forms a part.

                                  LEGAL MATTERS

         Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Lucio, Mandler, Croland, Bronstein & Garbett, P.A., Miami, Florida is acting as counsel for the Underwriters in this Offering.

                                     EXPERTS

         The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, and by KPMG Bohlins AB, independent accountants, to the extent and for the periods set forth in the respective reports of such firms contained herein and in the Registration Statement. All such financial statements have been included in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         This Prospectus constitutes a part of a Registration Statement on Form SB-2 filed by the Company with the Commission under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10007; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, 20549, at prescribed rates.

                   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.

                          INDEX TO FINANCIAL STATEMENTS

Reports of Independent Certified Public Accountants.........................F-2

Consolidated Balance Sheets at June 30, 1996 and December 31, 1995..........F-4

Consolidated Statements of Income for the six months ended June 30, 1996 and 1995 and for Two Years Ended December 31, 1995 and 1994...F-5

Consolidated Statements of Shareholders' Equity at June 30, 1996, at
         December 31, 1995 and 1994, and at January 1, 1994 ................F-6

Consolidated Statements of Cash Flows for the six months ended June 30,
         1996 and 1995 and for the Two Years Ended December 31, 1995
         and 1994 ..........................................................F-7

Summary of Significant Accounting Policies..................................F-8

Notes to Consolidated Financial Statements..................................F-11

The following is the form of opinion we will be in a position to issue upon the completion of the transaction described in Note 1.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Advanced Electronic Support Products, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheet of Advanced Electronic Support Products, Inc., and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a foreign subsidiary, which statements reflect total assets of $420,532 as of December 31, 1995, and total revenues of $845,094 and $649,968 for each of the two years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Electronic Support Products, Inc., and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

Miami, Florida
June 28, 1996, except for                                      BDO Seidman, LLP
 Note 1 which is as
 of _______ ____, 199_

KPMG Bohlins

                      ADVANCED ELECTRONIC SUPPORT PRODUCTS
                          COMPUTERTILLBEHOR I SWEDEN AB

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders

Advanced Electronic Support Products Computertillbehor i Sweden AB

We have audited the accompanying balance sheets of Advanced Electronic Support Products Computertillbehor i Sweden AB as of December 31, 1995 and 1994 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Electronic Support Products Computertillbehor i Sweden AB at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

July 12, 1996, except for
Note 11 which is as
of November 11, 1996

Thomas Parck
Godkand revisor (Approved Public Accountant in Sweden)
KPMG Bohlins AB

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES

                                                      CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------------

                                                                               DECEMBER 31,               JUNE 30,
                                                                               1995                          1996
                                                                                                        (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------
ASSETS (Note 3)

CURRENT
  Cash                                                                           $ 203,804              $ 161,943

  Accounts receivable, net of allowance for doubtful accounts
    of $ 66,000 and $57,911 in 1995 and 1996, respectively (Note 5)              3,015,018              2,850,322
  Inventories                                                                    3,197,950              3,169,897
  Prepaid expenses and other current assets                                        105,591                148,260
-------------------------------------------------------------------------------------------------------------------

Total current assets                                                             6,522,363              6,330,422
Property and equipment, net (Note 2)                                               380,667                395,177
-------------------------------------------------------------------------------------------------------------------

                                                                               $ 6,903,030            $ 6,725,599
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Bank overdraft                                                              $     74,889           $         -
  Notes payable (Note 3)                                                         1,117,302              1,636,271
  Accounts payable                                                               2,258,865              1,283,827
  Income taxes payable                                                              46,603                  4,657
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                        3,497,659              2,924,755
-------------------------------------------------------------------------------------------------------------------
Commitments (Notes 8, 9 and 11)
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity(Note 1):
Preferred stock, $.001 par value; 1,000,000 shares authorized;
  none issued                                                                            -                      -
Common stock, $ .001 par value; 20,000,000 shares authorized;
  812,500 shares issued                                                                813                    813
  Paid-in capital                                                                   45,901                 45,901
  Retained earnings                                                              3,345,549              3,743,869
  Cumulative foreign
    currency translation adjustment                                                 13,108                 10,261
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       3,405,371              3,800,844
-------------------------------------------------------------------------------------------------------------------
                                                                               $ 6,903,030            $ 6,725,599
-------------------------------------------------------------------------------------------------------------------

    SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES

                                               CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------------------------------------------------------

                                                                              YEAR ENDED                        SIX MONTHS
                                                                             DECEMBER 31,                     ENDED JUNE 30,
                                                                   ---------------------------      ----------------------------
                                                                       1994            1995             1995            1996
                                                                                                             (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------------------

NET SALES (Notes 4, 5 and 6)                                       $ 8,797,001     $13,721,014      $ 4,858,520     $ 6,581,211
--------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:

 Cost of sales                                                       4,905,143       8,507,520        2,860,647       3,977,848

 Selling, general and administrative expenses                        2,993,700       3,951,931        1,529,238       2,007,292
--------------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                             7,898,843      12,459,451        4,389,885       5,985,140
--------------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                                 898,158       1,261,563          468,635         596,071

Other income (expenses), net                                            88,201          73,911          (39,540)        (15,775)
--------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                             986,359       1,335,474          429,095         580,296

Provision for income taxes (Note 10)                                    11,534          44,680           19,512          17,282
--------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                        $    974,825    $  1,290,794    $     409,583    $    563,014
--------------------------------------------------------------------------------------------------------------------------------

PRO FORMA AMOUNTS (NOTE 1):
 Income before income taxes                                            986,359       1,335,474          429,095         580,296
 Provision for income taxes (Note 10)                                  347,534         483,680          159,512         203,282
--------------------------------------------------------------------------------------------------------------------------------

PRO FORMA NET INCOME                                               $   638,825    $    851,794    $     269,583    $    377,014
--------------------------------------------------------------------------------------------------------------------------------

Pro forma net income per share                                          $  .53          $  .71           $  .22          $  .31

Weighted average number of shares
 of common stock outstanding                                         1,204,018       1,204,018        1,204,018       1,204,018
--------------------------------------------------------------------------------------------------------------------------------

Supplemental pro forma net income per share                                             $  .64                           $  .27
--------------------------------------------------------------------------------------------------------------------------------

               SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING
            POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------

                                                                                       CUMULATIVE
                                                                                          FOREIGN         TOTAL
                                                        ADDITIONAL                       CURRENCY        STOCK-
                                                COMMON     PAID-IN        RETAINED    TRANSLATION      HOLDERS'
                                                 STOCK     CAPITAL        EARNINGS     ADJUSTMENT        EQUITY
-----------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                      $  813    $ 45,901     $ 1,582,107       $      -   $ 1,628,821

Distributions                                        -           -        (193,495)             -      (193,495)

Net Income                                           -           -         974,825              -       974,825

Cumulative foreign currency translation
  adjustment                                         -           -               -         (1,363)       (1,363)
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                       813      45,901       2,363,437         (1,363)    2,408,788

Distributions                                        -           -        (308,682)             -      (308,682)

Net Income                                           -           -       1,290,794              -     1,290,794

Cumulative foreign currency translation
  adjustment                                         -           -               -         14,471        14,471
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                       813      45,901       3,345,549         13,108     3,405,371

Period Ended June 30, 1996 (Unaudited):

Distributions                                        -           -        (164,694)             -      (164,694)

Net Income                                           -           -         563,014              -       563,014

Cumulative foreign currency translation
 adjustment                                          -           -               -         (2,847)       (2,847)
-------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996 (Unaudited)            $  813    $ 45,901     $ 3,743,869       $ 10,261   $ 3,800,844
-------------------------------------------------------------------------------------------------------------------

           SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED                SIX MONTHS
                                                                          DECEMBER 31,             ENDED JUNE 30,
                                                                  ------------------------  -------------------------
                                                                       1994         1995        1995          1996
                                                                                                   (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                      $   974,825  $ 1,290,794  $  409,583     $563,014
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Loss on disposition of property and equipment                     5,290            -           -            -
      Provision for losses on accounts receivable                       2,298        5,812      13,598       (8,089)
      Depreciation and amortization                                    38,177       62,548      11,936       32,160
      Deferred income taxes                                            (2,224)      (5,679)          -            -
      (Increase) decrease in:
        Accounts receivable                                          (894,555)  (1,414,312)     12,868      172,785
        Inventories                                                  (183,553)  (1,277,611)   (697,212)      28,053
        Prepaid expenses and other current assets                     (62,858)      51,659      21,991      (42,669)
      Increase (decrease) in:
        Bank overdraft                                                      -       74,889           -      (74,889)
        Accounts payable and accrued expenses                         418,773    1,090,830     (58,763)    (975,038)
        Income taxes payable                                            8,702       33,787      22,323      (41,946)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                   304,875      (87,283)   (263,676)    (346,619)
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Additions to property equipment                                     (39,303)    (362,102)   (115,823)     (46,670)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Net proceeds (payments) on borrowings                              (154,286)     647,049     428,229      518,969
  Loan from affiliate                                                  73,740       46,260           -            -
  Dividend distributions                                             (193,495)    (308,682)   (248,684)    (164,694)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                  (274,041)     384,627     179,545      354,275
-------------------------------------------------------------------------------------------------------------------
NET (DECREASE) IN CASH                                                 (8,469)     (64,758)   (199,954)     (39,014)
Effect of exchange rate changes in cash                              (113,087)      31,284      35,143       (2,847)
CASH, AT BEGINNING OF YEAR                                            358,834      237,278     237,278      203,804
-------------------------------------------------------------------------------------------------------------------
CASH, AT END OF PERIOD                                              $ 237,278    $ 203,804   $  72,467    $ 161,943
-------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
  Cash paid for:
   Interest                                                         $  24,976    $  65,416   $  21,585     $ 47,670
   Taxes                                                                2,832       13,468           -       59,228
-------------------------------------------------------------------------------------------------------------------

      SEE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES
                     TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
DESCRIPTION OF             Advanced Electronic Support Products, Inc., (AESP) is
BUSINESS                   primarily a wholesaler of computer cables and
                           accessories whose customers are computer dealers and retailers located in the U.S. and foreign markets.
                           The Company grants credit to customers without collateral.

SUBSIDIARIES               As the Subsidiaries are based and operating in
AND BASIS OF               Germany and Sweden, the functional and reporting
PRESENTATION               currency for statutory purposes is the German Mark
                           and Swedish Krona, respectively. These financial statements have been translated to United States
                           Dollars (U.S. $) using a methodology consistent with Statement of Financial Accounting Standards No. 52,
                           Foreign Currency Translation. Assets and liabilities are translated to U.S. $ at the rate prevailing on the balance sheet dates and the income statements have been translated from the functional currency to U.S. $ using an average exchange rate for the applicable period. Exchange gains (losses)
                           (approximately $64,000 and $18,000 for the years ended December 31, 1995 and 1994, respectively and $(18,000) and $(63,000), for the six months ended
                           June 30, 1996 and 1995, respectively) are included in other income in the accompanying consolidated statements of income.

PRINCIPLES OF              The accompanying consolidated financial statements
CONSOLIDATION              include the accounts of AESP and the Subsidiaries
                           (collectively, the Company). Intercompany transactions and balances have been eliminated in combination.

INVENTORIES                Year ended inventories are stated at the lower of
                           cost or market using the last in, first-out method for AESP and the first-in, first-out method for the Affiliates. Inventory of AESP would be approximately the same had they used the first-in, first-out method.

PROPERTY AND               Property and equipment is recorded at cost.
EQUIPMENT                  Depreciation and amortization is computed by the
                           straight line and accelerated methods based on the estimated useful lives of the related assets.
                           Leasehold improvements are amortized over the shorter of the life of the asset or the lease.

REVENUE                    Revenues are recognized at the time of shipment of
RECOGNITION                the respective merchandise.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
INCOME TAXES               AESP, with the consent of its shareholders, elected
                           to be taxed as an S Corporation. Shareholders of an S
                           Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for federal or state income tax is required.

                           The pro forma provisions for income taxes and net income assume that the Company was subject to income tax.

                           The Subsidiaries are subject to taxation in Germany and Sweden and accordingly, calculate and report the tax charges in accordance with applicable statutory regulations.

                           For the purpose of these financial statements the Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income taxes for all periods presented. Under the asset and liability method of SFAS 109, deferred taxes are recognized for differences between financial statement and income tax bases of assets and liabilities.

                           Upon the Company becoming subject to income taxes, a deferred tax liability will be recorded, through a charge to operations, for the tax effect of cumulative temporary differences between financial statement and tax purposes. Such deferred tax liability results principally from temporary differences relating to allowance for doubtful accounts and the repatriation of the income of the foreign Subsidiaries and would have amounted to approximately $10,000 at June 30, 1996 had the Company been subject to federal and state taxes at such date.

USE OF ESTIMATES           The preparation of the financial statements in
                           conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimated amounts.

EARNINGS PER               Pro forma net income per share is based on the
SHARE                      weighted average number of shares of common stock
                           outstanding during each period, after giving effect to

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
                           the stock split (described in Note 1) and the assumed conversion of the notes to be issued to the existing shareholders at $4.00 a share, as described in Note 11.

                           Supplemental pro forma net income per share for the year ended December 31, 1995 and for the six months ended June 30, 1996 is based on the weighted average number of outstanding shares of common stock used in the computation of pro forma net income per share plus the 235,000 and 340,000 shares, calculated at an offering price of $5.00 per share, being sold by the Company in the offering to repay borrowings, including the $200,000 payment to be made to shareholders with respect to the convertible, subordinated notes, of $1,175,000 at December 31, 1995 and $1,700,000 at June 30, 1996, respectively.
                           The computation gives effect to elimination of interest costs associated with the borrowings, net of pro forma income taxes.

FUTURE ACCOUNTING          In October 1995, FASB issued SFAS No. 123,
PRONOUNCEMENT              "Accounting for Stock Based Compensation. "SFAS No.
                           123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company does not presently intend to adopt the fair value based method but instead will disclose the effects of the calculation required by the statement.

INTERIM FINANCIAL          The financial statements for the six months ended
STATEMENTS                 June 30, 1996 and 1995 are unaudited. In the opinion
                           of management, such financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and the results of operations. The results of operations for the six months ended June
                           30, 1996 are not necessarily indicative of the results to be expected for the full year.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
1.  REORGANIZATION         The accompanying financial statements give effect to
                           the recapitalization, effected on __________, 199__, of the Company in connection with the contemplated public offering of its common stock, the termination of AESP's federal income status as an S-Corporation and the contribution, to AESP, of the shares of stock in the Sweden and German entities ("Subsidiaries"), whose shares of common stock are owned by the shareholders of AESP.

                           In connection with the public offering, immediately prior to the effectiveness of the registration statement, AESP will issue a stock dividend in the form of a stock split, whereby the 66 2/3 shares of stock presently outstanding (after cancellation of the shares held in treasury), will be converted into 812,500 shares of common stock. AESP increased its authorized capital from 100 shares, $1 par value to 20,000,000 shares of common stock, $.001 par value and 1,000,000 shares of preferred stock, $.001 par value.

                           The components of shareholders' equity, all shares and per share amounts have been retroactively adjusted to reflect the stock split.

2.  PROPERTY AND           Property and equipment consist of the following:
    EQUIPMENT

                                                                      DECEMBER 31, 1995    JUNE 30, 1996
                           -----------------------------------------------------------------------------
                              Leasehold improvements                      $  222,529         $  257,592
                              Office equipment                                82,488             93,320
                              Machinery and equipment                         45,766             45,766
                              Furniture and fixtures                          48,843             49,963
                              Vehicles                                        79,639             79,294
                           -----------------------------------------------------------------------------

                                                                             479,265            525,935

                              Less:  accumulated depreciation
                                     and amortization                         98,598            130,758
                           -----------------------------------------------------------------------------

                                                                          $  380,667         $  395,177
                           -----------------------------------------------------------------------------

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
3.  NOTES PAYABLE          Notes payable consist of the following:

                                                                      DECEMBER 31, 1995    JUNE 30, 1996
                           -----------------------------------------------------------------------------
                              Prime + .75% (9.25% at June 30, 1996
                              and December 31, 1995) line of credit
                              with a financial institution in the
                              amount of $1,850,000, payable monthly,
                              due July 25, 1996.                          $  975,000         $1,500,000

                              8.5% note payable to an entity owned
                              by the Shareholders of the Company,
                              payable upon demand.                           120,000            120,000

                              Other                                           22,302             16,271
                           -----------------------------------------------------------------------------

                                                                          $1,117,302         $1,636,271
                           -----------------------------------------------------------------------------

                           During July 1996, the line of credit was replaced with a revolving line with another financial institution at similar terms. This line matures on July 25, 1997 and is collateralized by AESP's assets and is personally guaranteed by the Shareholders.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
4.  FOREIGN                Information about the Company's operations in
    OPERATIONS             different geographic areas for the years ended
                           December 31, 1995 and 1994 and the six months ended
                           June 30, 1996 and 1995 is as follows:

                                                                 SWEDEN
                                           UNITED STATES       AND GERMANY        ELIMINATION         CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1994:
  Sales to unaffiliated customers          $   7,152,103       $  1,644,898       $         -       $    8,797,001

  Transfers between geographic areas             641,789                  -          (641,789)                   -
-------------------------------------------------------------------------------------------------------------------

  Total                                    $   7,793,892       $  1,644,898       $  (641,789)      $    8,797,001
-------------------------------------------------------------------------------------------------------------------

  Operating Income                         $     841,836       $     52,041       $     4,281       $      898,158
-------------------------------------------------------------------------------------------------------------------

  Identifiable assets                      $   2,853,798       $  1,057,035       $     4,281       $    3,915,114
-------------------------------------------------------------------------------------------------------------------


Year Ended December 31, 1995:
  Sales to unaffiliated customers          $  11,376,399       $  2,344,615       $         -       $   13,721,014

  Transfers between geographic areas             888,433                  -          (888,433)                   -
-------------------------------------------------------------------------------------------------------------------

  Total                                    $  12,264,832       $  2,344,615       $  (888,433)      $   13,721,014
-------------------------------------------------------------------------------------------------------------------

  Operating Income                         $   1,139,541       $    132,325       $   (10,303)      $    1,261,563
-------------------------------------------------------------------------------------------------------------------

  Identifiable assets                      $   5,797,358       $  1,111,694       $    (6,022)      $    6,903,030
-------------------------------------------------------------------------------------------------------------------

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                 SWEDEN
                                           UNITED STATES       AND GERMANY        ELIMINATION         CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------
Six months ended June 30, 1995:
  Sales to unaffiliated customers          $   3,928,448       $    930,072       $         -       $    4,858,520

  Transfers between geographic areas             541,897                  -          (541,897)                   -
-------------------------------------------------------------------------------------------------------------------

  Total                                    $   4,407,345       $    930,072       $  (541,897)      $    4,858,520
-------------------------------------------------------------------------------------------------------------------

  Operating Income                         $     330,197       $    144,457       $    (6,019)      $      468,635
-------------------------------------------------------------------------------------------------------------------

  Identifiable assets                      $   4,000,118       $    504,566       $    (1,738)      $    4,502,946
-------------------------------------------------------------------------------------------------------------------


Six months ended June 30, 1996:
  Sales to unaffiliated customers          $   5,224,262       $  1,356,949       $         -       $    6,581,211

  Transfers between geographic areas             505,869                  -          (505,869)
-------------------------------------------------------------------------------------------------------------------

  Total                                    $   5,730,131       $  1,356,949       $  (505,869)      $    6,581,211
-------------------------------------------------------------------------------------------------------------------

  Operating Income                         $     509,929       $     62,180       $    23,962       $      596,071
-------------------------------------------------------------------------------------------------------------------

  Identifiable assets                          6,049,386            658,274            17,939            6,725,599
-------------------------------------------------------------------------------------------------------------------

                           Transfers between geographic areas are made at prices which approximate prices charged to unaffiliated customers and have been eliminated from combined revenues.

                           Identifiable assets are those assets, that are identified with the operations in each geographic area. Foreign sales, including those of AESP, for the years ended December 31, 1995 and 1994 approximated 22% and 23% of combined revenues, respectfully and for the six months ended June 30, 1996 and 1995 approximated 24% and 27% of combine revenues, respectively.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
5.  RELATED PARTY          The Company had sales of approximately $170,000 and
    TRANSACTIONS           The Company had sales of approximately $170,000 and
                           $59,000 during the years ended December 31, 1995 and 1994, respectfully, and sales of approximately
                           $118,000 for the six months ended June 30, 1995 to an entity owned by the Shareholders of the Company.
                           There were no sales to such entity for the six months ended June 30, 1996. Accounts receivable at June 30,
                           1996 and December 31, 1995 include approximately
                           $11,000, and $73,000, respectively, from such entity.

6.  SIGNIFICANT            For 1995, two customers accounted for 16.5% and 12.0%
    CUSTOMERS              of consolidated revenues. For 1994, no customer
                           accounted for 10% or more of consolidated revenues.
                           For the six months ended June 30, 1996, three customers accounted for 16% 12% and 11% of consolidated revenues. For the six months ended June
                           30, 1995, one customer accounted for 20% of consolidated revenues.

 7.  FINANCIAL             The carrying amounts of financial instruments
     INSTRUMENTS           including accounts receivable, accounts payable and
                           short-term debt approximated fair value due to the relatively short maturity.

 8.  COMMITMENTS           The Company rents office space under non-cancelable
                           leases expiring in 1998. The minimum future rental commitment in effect at June 30, 1996, approximates the following:

                           YEARS ENDING DECEMBER 31,
                           -----------------------------------------------------
                              1996                                    $ 31,000
                              1997                                    $ 44,000
                              1998                                    $  2,000
                           -----------------------------------------------------

                                                                      $ 77,000
                           -----------------------------------------------------

                           In addition, the Company rents office and warehouse space on a month-to-month basis from an entity owned by the Shareholders of the Company at $3,600 per month. The mortgage on the property has been guaranteed by the Company. The balance outstanding at June 30, 1996 and December 31, 1995 approximated $250,000 and $260,000, respectively.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
                           Rent expense in 1995 and 1994 aggregated approximately $112,000 and $102,000, respectively, including $43,200 and $46,800 to related parties. Rent expense for the six months ended June 30, 1996 and 1995, aggregated approximately $82,000 and $25,000, respectively, including $21,600 in each period to related parties.

                           The Company is liable under a patent license agreement, expiring in 2000, whereby it is required to pay a fee (as defined) for each product sold subject to the agreement. During 1995 and 1994, approximately $18,000 and $17,000, respectively, of royalties were paid. For the six months ended June 30, 1996 and 1995, approximately $6,000 and $15,000, respectively, of royalties were paid.

9.  DEFERRED               In 1995, the Company adopted a defined contribution
    COMPENSATION           plan established pursuant to Section 401(k) of the
    PLAN                   Internal Revenue Code. Employees contribute to the
                           plan a percentage of their salaries, subject to certain dollar limitations and the Company matches a portion of the employees' contributions. The
                           Company's contributions to the plan for the 1995 amounted to $4,300. The Company's contributions to the plan for the six months ended June 30, 1996 amounted to $8,165. No contributions were made during the six months ended June 30, 1995.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
10. INCOME TAXES           The following are the components of pro forma income
                           tax expense:

                                                        YEAR ENDED              SIX MONTHS ENDED
                                                       DECEMBER 31,                  JUNE 30,
                                              ---------------------------    -------------------------
                                                  1994             1995          1995          1996
------------------------------------------------------------------------------------------------------
Current
      Federal                                 $  287,940       $  357,568    $  117,616    $  157,069
      State                                       49,055           62,985        19,861        26,887
      Foreign                                     13,758           50,359        19,512        17,282
------------------------------------------------------------------------------------------------------

                                                 350,753          470,912       156,989       201,238
------------------------------------------------------------------------------------------------------

Deferred
      Federal                                       (940)          17,432         2,384         1,932
      State                                          (55)           1,015           139           112
      Foreign                                     (2,224)          (5,679)            -             -
------------------------------------------------------------------------------------------------------

                                                  (3,219)          12,768         2,523         2,044
------------------------------------------------------------------------------------------------------

Total                                         $  347,534       $  483,680    $  159,512    $  203,282
------------------------------------------------------------------------------------------------------

                           The proforma provision for income taxes represents the estimated income taxes that would have been reported had AESP not been an S Corporation and had been subject to Federal and state income.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
                           The reconciliation of proforma and foreign income tax attributed to the continuing operations Computed at the United States federal statutory tax rate of 34% to income tax expense is as follows:

                                                        YEAR ENDED              SIX MONTHS ENDED
                                                       DECEMBER 31,                  JUNE 30,
                                              ---------------------------    -------------------------
                                                  1994             1995          1995          1996
------------------------------------------------------------------------------------------------------
Tax at the United States
 statutory rate                               $  335,362       $  454,062    $  145,892    $  197,301

States income taxes, net
 of federal benefit                               32,675           42,466        13,459        18,593


Differences in effective income
 tax of other countries                          (20,503)         (12,848)          161       (12,612)
------------------------------------------------------------------------------------------------------

Total                                         $  347,534       $  483,680   $   159,512    $  203,282
------------------------------------------------------------------------------------------------------

                           Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred assets and liabilities are as follows:

                                                       DECEMBER 31,                  JUNE 30,
                                              ---------------------------    -------------------------
                                                  1994             1995          1995          1996
------------------------------------------------------------------------------------------------------
Deferred tax liability:
      Untaxed foreign reserves                $    5,679       $        -    $    5,679    $        -

Proforma Items:
      Deferred tax assets
           Allowance for doubtful
            account                               24,560           24,836        27,766        21,792

      Deferred tax liabilities
           Repatriation of income of
            foreign subsidiaries                  14,278           33,000        20,007        32,000
------------------------------------------------------------------------------------------------------

      Net deferred tax asset/
      (liability)                             $    4,603       $   (8,164)   $    2,080    $  (10,208)
------------------------------------------------------------------------------------------------------

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
                           The majority of the provision for income taxes relates to the Swedish operations. The statutory tax rate in Sweden for 1996, 1995 and 1994 is 28%.

11. SUBSEQUENT             In October, 1996, the Company signed a letter with an
    EVENTS                 underwriter to raise capital through an initial
                           public offering of 750,000 shares of $.001 par value per share common stock of the Company. The Company has also granted the underwriter an over-allotment option to sell an additional 112,500 shares in the public offering.

                           Upon completion of the offering, the Company will enter into a financial advisory agreement with the underwriter for a period of two years, for an aggregate fee of $48,000.

                           In connection with the offering, the Company intends to (i) make a distribution to its current Shareholders of $1,328,095, plus an adjustment for 1996 earnings (as defined), in the form of a seven year, prime + 1%, convertible (at $4.00 per share), subordinated promissory note payable, (ii) enter into five year employment agreements with its current Shareholders which includes a minimum annual compensation of $125,000 plus performance bonuses,
                           (iii) issue options, to each of its two shareholders, to purchase 100,000 shares of common stock, 50,000 shares at $5 a share and 50,000 shares at $6 a share and (iv) establish a stock option plan for its employees, initially providing for 265,000 options.

                           At June 30, 1996, the foregoing notes to Shareholders would result in a charge of $1,547,670 to retained earnings.

                           The aforementioned employment agreements will provide for annual increases, as defined. In the event of a change in control of the Company (as defined) the shareholders may terminate their employment with the Company for a lump sum payment of $750,000 each. In addition, the Company will provide the shareholders with a $1,000,000 term life issued policy and an automobile allowance.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
                                                                AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED
                                                          JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------
                           The Company entered into a consulting agreement for a period of two years in which the consultant will be paid $125,000. In addition , the Company has granted the consultant an option to purchase 63,000 shares of its common stock, at $4.00 a share with respect to 23,000 shares and $5.00 a share with respect to 40,000 shares.

                           The Company, in July 1996, entered into a five year lease with an entity owned by the shareholders of the Company at terms similar to those currently in place (see Note 8).

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  ------------

                                TABLE OF CONTENTS
                                                       PAGE
                                                       ----
PROSPECTUS SUMMARY........................................3
RISK FACTORS..............................................6
USE OF PROCEEDS..........................................11
DIVIDEND POLICY..........................................11
DILUTION.................................................12
CAPITALIZATION...........................................13
SELECTED FINANCIAL INFORMATION...........................14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATION...........15
BUSINESS.................................................19
MANAGEMENT...............................................24
CERTAIN TRANSACTIONS.....................................28
PRINCIPAL SHAREHOLDERS...................................29
DESCRIPTION OF CAPITAL STOCK.............................30
UNDERWRITING.............................................34
LEGAL MATTERS............................................36
EXPERTS..................................................36
ADDITIONAL INFORMATION...................................37
INDEX TO FINANCIAL STATEMENTS...........................F-1

                                  ------------

UNTIL ____________, 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 750,000 SHARES

                                     [LOGO]

                                    ADVANCED
                                   ELECTRONIC
                                    SUPPORT
                                 PRODUCTS, INC.

                                  COMMON STOCK

                                   PROSPECTUS

                                  JWCHARLES/CSG

                              _______________, 1996

================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Pursuant to the provisions of Section 607.0850(1) of the Florida Business Corporation Act, the Company has the power to indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the Company), because such person is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company under specified capacities) against liability incurred in connection with such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company (and with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person's conduct was unlawful).

         With respect to a proceeding by or in the right of the Company to procure a judgment in its favor, Section 607.0850(2) of the Florida Business Corporation Act provides that the Company shall have the power to indemnify any person who is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company under specified capacities) against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which the proceeding was brought, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

         Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) if such a quorum is not attainable or by majority vote of a committee designated by the Board of Directors consisting of two or more directors not parties to the proceeding, (c) by independent legal counsel selected by the Board of Directors described in the foregoing parts (a) and (b), or if a quorum cannot be obtained, then selected by a majority vote of the full Board of Directors, or (d) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding.

         Section 607.0850(12) of the Florida Business Corporation Act permits the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company (or is or was serving at the request of the Company in specified capacities) against any liability asserted against such person or incurred by such person in any such capacity whether or not the Company has the power to indemnify such person against such liability.

ARTICLES OF INCORPORATION

         The Articles of Incorporation of the Company (the "Articles") provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 607.0850 of the Florida Business Corporation Act. The Articles of Incorporation further provide that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

         The Articles also contain a provision that eliminates the personal liability of the Company's directors to the Company for monetary damages unless the director has breached his or her fiduciary duty and such breach constitutes or includes certain violations of criminal law, a transaction from which the director derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or wilful acts or misconduct. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

SECURITIES AND EXCHANGE COMMISSION POLICY

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses* in connection with the issuance of the securities being registered are as follows:

SEC Registration Fee...................................      $1,443.18
                                                           -------------
NASD Filing Fee........................................
                                                           -------------
NASDAQ Listing Fee.....................................
                                                           -------------
3% Non-Accountable Expenses............................
                                                           -------------
Printing Expenses......................................
                                                           -------------
Accounting Fees and Expenses...........................
                                                           -------------
Legal Fees and Expenses................................
                                                           -------------
Blue Sky Fees and Expenses.............................
                                                           -------------
Transfer Agent and Registrar Fees and Expenses.........
                                                           -------------
Miscellaneous..........................................
                                                           -------------
          Total........................................      $
                                                           =============
-------------------
*All amounts, except the SEC registration fee and the NASD filing fee, are estimated.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company did not sell any shares of Common Stock during the past three years.

ITEM 27.  EXHIBITS.

(A) EXHIBITS.

    EXHIBIT
     NUMBER      DESCRIPTION
    -------      -----------
      1          Form of Underwriting Agreement between the Company and the Underwriters

      3.1        Amended and Restated Articles of Incorporation of the Company*

      3.2        Bylaws of the Company

      4.1        Form of Common Stock Certificate*

      4.2        Form of Warrant Agreement between the Company and the Underwriter (including form of
                 Underwriters' Warrants)


    EXHIBIT
     NUMBER      DESCRIPTION
    -------      -----------
      5          Opinion of Akerman, Senterfitt & Eidson, P.A.*

     10.1        Loan Agreement between the Company and SunTrust Bank Miami, N.A., dated July 26, 1996

     10.2        Lease Agreement between the Company and RSB Holdings, Inc., dated July 15, 1996

     10.3        Promissory Note between the Company and U.S. Advantage, dated July 15, 1995

     10.4        Form of 1996 Stock Option Plan

     10.5        Form of Employment Agreement between the Company and Slav Stein

     10.6        Form of Employment Agreement between the Company and Roman Briskin**

     10.7        Form of Convertible Subordinated Promissory Note from the Company To Messrs. Stein and
                 Briskin

     10.8        Form of Stock Option Agreement between the Company and Messrs. Stein and Briskin*

     10.9        Form of Mahoney Consulting Agreement*

     10.10       Form of Financial Advisory Agreement

     21          List of Subsidiaries

     23.1        Consent of Akerman, Senterfitt & Eidson, P.A. (included in Exhibit 5)

     23.2        Consent of BDO Seidman LLP

     23.3        Consent of KPMG Bohlins AB

     27          Financial Data Schedule (for the Securities and Exchange Commission purposes only)

 *To be filed by amendment.
**Identical to exhibit 10.5

ITEM 28.  UNDERTAKINGS.

         (a) The undersigned small business issuer hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (d)      The undersigned small business issuer hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 12th day of November, 1996.

                                      ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.

                                      By: /s/ Slav Stein
                                         -----------------------------------
                                          Slav Stein, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated:

       SIGNATURE                                  TITLE                                DATE
       ---------                                  -----                                ----
/s/ Slav Stein                          President and Director                   November 12, 1996
----------------------------------      (and for execution purposes in the
Slav Stein                              capacity as Chief Executive Officer)

/s/ Roman Briskin                       Vice President and Director              November 12, 1996
----------------------------------      (and for execution purposes in the
Roman Briskin                           capacity as Chief Financial Officer)

                                       S-1